Notice of
Annual General and
Special Meeting
of Shareholders
&
Management
Information Circular

TO BE HELD MAY 31, 2007

NovaGold Resources Inc.
Suite 2300
200 Granville Street
Vancouver, British Columbia
V6C 1S4
Tel: 604-669-6227 or 1-866-669-6227
Fax: 604-669-6272
Website: www.novagold.net

NOVAGOLD RESOURCES INC.
200 Granville Street, Suite 2300
Vancouver, British Columbia V6C 1S4
NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

          NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the “Meeting”) of the Shareholders of NovaGold Resources Inc. (the “Corporation”) will be held at the Pan Pacific Hotell, Coal Harbour Room, 999 Canada Place, Vancouver, British Columbia, on Thursday, May 31, 2007 at 2:00 p.m. (Vancouver time), for the following purposes:

1.

To receive the Annual Report of the Directors containing the consolidated financial statements of the Corporation for the year ended November 30, 2006, together with the Report of the Auditors thereon, copies of which accompany this Notice;

2.	To elect Directors of the Corporation for the forthcoming year;

3.	To appoint the Auditors of the Corporation for the forthcoming year and to authorize the Directors to fix the Auditors’ remuneration;

4.	To consider and, if deemed advisable, pass an ordinary resolution ratifying and approving the Shareholder Rights Plan Agreement;

5.	To consider and, if deemed advisable, pass an ordinary resolution amending the 2004 Stock Option Plan;

6.	To consider and, if deemed advisable, pass an ordinary resolution ratifying and approving the Performance Share Unit Plan; and

7.	To transact such further and other business as may properly come before the Meeting or any adjournment thereof.

          The specific details of the matters proposed to be put before the Meeting are set forth in the Management Information Circular accompanying and forming part of this Notice.

          Only Shareholders of record at the close of business on April 30, 2007 are entitled to receive notice of the Meeting and to vote at the Meeting.

          To assure your representation at the Meeting, please complete, sign, date and return the enclosed proxy, whether or not you plan to personally attend. Sending your proxy will not prevent you from voting in person at the Meeting. All proxies completed by registered shareholders must be returned to the Corporation:

(a)

by delivering the proxy to the Corporation’s transfer agent, Computershare Trust Company of Canada at its office at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, for receipt not later than Tuesday, May 29, 2007, at 2:00 p.m. (Vancouver time) and 6:00 p.m. (Halifax time); or

(b)

by fax to the Toronto office of Computershare Trust Company, Attention: Proxy Tabulation at 416-263-9524 or 1-866-249-7775 not later than Tuesday, May 29, 2007 at 2:00 p.m. (Vancouver time) and 6:00 p.m. (Halifax time).

          Non-registered Shareholders whose shares are registered in the name of an intermediary should carefully follow voting instructions provided by the intermediary. More detailed description on returning proxies by non-registered shareholders can be found on page 5 of the attached Management Information Circular.

          DATED at Vancouver, British Columbia, this 9th day of April, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

 “Rick Van Nieuwenhuyse”
Rick Van Nieuwenhuyse, President and Chief Executive Officer

INFORMATION REGARDING ORGANIZATION AND CONDUCT OF MEETING

Solicitation of Proxies

                    THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY OR ON BEHALF OF THE MANAGEMENT OF NOVAGOLD RESOURCES INC. (the “Corporation”) for use at the Annual General and Special Meeting of Shareholders of the Corporation to be held at the Pan Pacific Hotel, Coal Harbour Room, 999 Canada Place, Vancouver, British Columbia, at 2:00 p.m. (Vancouver time) on Thursday, May 31, 2007 (the “Meeting”) or at any adjournment thereof for the purposes set forth in the accompanying Notice of Meeting. Solicitation of proxies will be by mail or courier supplemented by telephone or other personal contact by employees or agents of the Corporation at nominal cost, and all costs thereof will be paid by the Corporation. The Corporation will also pay the fees and costs of intermediaries for their services in transmitting proxy related material in accordance with National Instrument 54-101. Unless otherwise specified, the information in this Information Circular is current as at April 9, 2007.

                    The Board of Directors of the Corporation has fixed the record date for the Meeting as the close of business on April 30, 2007 (the “Record Date”). If a person acquires ownership of shares subsequent to the Record Date he may establish a right to vote by delivering evidence of ownership of his Common Shares satisfactory to the Board of Directors and the request for his name to be placed on the voting list to Blake, Cassels & Graydon LLP, the Corporation’s legal counsel, at Suite 2600, 595 Burrard Street, Vancouver, BC, V7X 1L3, Attention: Peter Kalbfleisch. Subject to the above, all registered holders of Common Shares at the close of business on the Record Date will be entitled to vote at the Meeting. Such registered holders will be entitled to one vote each on a show of hands and one vote per Common Share on a poll.

                    Two or more persons present in person or by proxy representing at least 10% of the Common Shares entitled to vote at the Meeting will constitute a quorum at the Meeting.

Appointment and Revocation of Proxies

                    Proxies must be received by Computershare Trust Company of Canada not later than Tuesday, May 29, 2007 at 2:00 p.m. (Vancouver time) and 6:00 p.m. (Halifax time).

                    A Shareholder who has given a proxy may revoke it at any time insofar as it has not been exercised. In addition to any other manner permitted by law, a Shareholder who has given an instrument of proxy may revoke it by instrument in writing, executed by the Shareholder or by his attorney authorized in writing, or if the Shareholder is a corporation, under its corporate seal, and deposited either with the Corporation’s legal counsel, Blake, Cassels & Graydon LLP, at Suite 2600, 595 Burrard Street, Vancouver, BC, V7X 1L3, Attention: Peter Kalbfleisch, or with the Corporation’s transfer agent, Computershare Trust Company of Canada at its office at 510 Burrard Street, 2nd Floor, Vancouver, BC, V6C 3B9, at any time up to and including the last business day preceding the Meeting at which the proxy is to be used, or any adjournment thereof or with the Chairman of such Meeting on the date of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked. A Shareholder attending the Meeting has the right to vote in person and if he does so, his proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting.

                    The persons named in the enclosed instrument appointing proxy are Officers and Directors of the Corporation. Each Shareholder has the right to appoint a person or a company (who need not be a Shareholder) to attend and act for him and on his behalf at the Meeting other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated on the enclosed instrument appointing proxy and by inserting such person’s name in the blank space provided for that purpose or by completing another form of proxy acceptable to the Board of Directors of the Corporation.

Registered Shareholders

                    Registered Shareholders have two methods by which they can vote their shares at the Meeting, namely in person or by proxy. Shareholders wishing to vote in person at the Meeting should not complete and return the proxy included with this Information Circular. The vote will be taken and counted at the Meeting. Shareholders who do not wish to attend the Meeting or do not wish to vote in person, can vote by proxy.

                    A registered Shareholder must return the completed proxy to the Corporation:

(a)

by delivering the proxy to the Corporation’s transfer agent, Computershare Trust Company of Canada at its office at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, for receipt not later than Tuesday, May 29, 2007, at 2:00 p.m. (Vancouver time) and 6:00 p.m. (Halifax time); or

(b)

by fax to the Toronto office of Computershare Trust Company, Attention: Proxy Tabulation at 416-263-9524 or 1-866-249-7775 not later than Tuesday, May 29, 2007, at 2:00 p.m. (Vancouver time) and 6:00p.m. (Halifax time).

Non-Registered Shareholders

                    Shares may not be registered in the Shareholder’s name but in the name of an intermediary (which is usually a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates). If shares are registered in the name of an intermediary, they are owned by a non-registered Shareholder.

                    The Corporation has distributed copies of the Meeting materials to intermediaries for distribution to non-registered Shareholders. Intermediaries are required to deliver these materials to all non-registered Shareholders of the Corporation who have not waived their rights to receive these materials, and to seek instructions as to how to vote the shares. Often, intermediaries will use a service company (such as ADP Investor Communications) to forward these meeting materials to non-registered Shareholders.

                    Non-registered Shareholders who receive meeting materials will typically be given the ability to provide voting instructions in one of two ways.

                    Usually a non-registered Shareholder will be given a voting instruction form which must be completed and signed by the non-registered Shareholder in accordance with the instructions provided by the intermediary. In this case, the mechanisms described above for registered Shareholders cannot be used and the instructions provided by the intermediary must be followed (which in some cases may allow completion of the voting instruction form by telephone or the Internet).

                    Occasionally, however, a non-registered Shareholder may be given a proxy that has already been signed by the intermediary. This form of proxy is restricted to the number of shares owned by the non-registered Shareholder but is otherwise not completed. This form of proxy does not need to be signed by the non-registered Shareholder. In this case, the proxy needs to be completed by the non-registered Shareholder and voted by mail or facsimile only, as described above.

                    The purpose of these procedures is to allow non-registered Shareholders to direct the voting of the shares that they own but that are not registered in their name. Should a non-registered Shareholder who receives either a form of proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on his behalf), the non-registered Shareholder should strike out the persons named in the form of proxy as the proxy holder and insert the non-registered Shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions provided by the intermediary. In either case, non-registered Shareholders should carefully follow the instructions provided by the intermediary.

                    Proxies returned by intermediaries as “non-votes” because the intermediary has not received instructions from the non-registered Shareholder with respect to the voting of certain shares or, under applicable stock exchange or other rules, the intermediary does not have the discretion to vote those shares on one or more of the matters that come before the Meeting, will be treated as not entitled to vote on any such matter and will not be counted as having been voted in respect of any such matter. Shares represented by such broker “non-votes” will, however, be counted in determining whether there is a quorum.

Exercise of Proxies

                    Where a choice is specified, the Common Shares represented by proxy will be voted for, withheld from voting or voted against, as directed, on any poll or any ballot that may be called. Where no choice is specified, the enclosed proxy will confer discretionary authority and will be voted in favour of all matters referred to on the form of proxy. The proxy also confers discretionary authority to vote for, withhold from voting or vote against amendments or variations to matters identified in the Notice of Meeting and with respect to other matters not specifically mentioned in the Notice of Meeting but which may properly come before the Meeting. Management has no present knowledge of any amendments or variations to matters identified in the Notice of Meeting or any business other than that referred to in the accompanying Notice of Meeting which will be presented at the Meeting. However, if any other matters properly come before the Meeting, it is the intention of the person named in the enclosed proxy to vote in accordance with the recommendations of Management of the Corporation.

Voting Shares and Principal Holders Thereof

                    As at April 9, 2007, the Corporation has outstanding 92,052,191 Common Shares without nominal or par value. Each Common Share is entitled to one vote.

                    To the knowledge of the Directors and senior officers of the Corporation, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Common Shares of the Corporation as of April 9, 2007 except as described below:

Name of Shareholder	Number of Voting Securities	Percentage of Outstanding Voting Securities

Barrick Gold Corporation	13,583,602	14.76%

Tradewinds Global Investors, LLC	13,118,299	14.25%

ELECTION OF DIRECTORS

                    According to the Articles of Association of the Corporation, the Board of Directors shall consist of not less than one nor more than 10 persons, such number within that range to be determined by resolution of the Directors of the Corporation. The Board of Directors has presently determined that the business of the Corporation may properly be conducted by a Board of Directors consisting of seven Directors.

                    The persons nominated in the list that follows are, in the opinion of Management, well qualified to direct the Corporation’s activities for the ensuing year and have confirmed their willingness to serve as Directors, if elected. The term of office of each Director elected will be until the next annual meeting of the Shareholders of the Corporation or until his successor is duly appointed.

                    Unless the proxy specifically instructs the proxyholder to withhold such vote, Common Shares represented by the proxies hereby solicited shall be voted for the election of the nominees whose names are set forth below. If, prior to the Meeting, any of the listed nominees shall become unavailable to serve, the persons designated in the proxy form will have the right to use their discretion in voting for a properly qualified substitute.

                    Greater than 50% of the votes cast by Shareholders present in person or by proxy is required to elect the Directors.

Name, Province or State and Country of Residence	Present Position in the Corporation	Principal Occupation	Director Since	Common Shares Beneficially Owned as of April 9, 2007
Michael H. Halvorson(1) Alberta, Canada	Director	President of Halcorp Capital Ltd.	2004	123,666
Kalidas Madhavpeddi(1) Arizona, United States of America	Director	President of Azteca Consulting LLC.	2007	Nil
Gerald J. McConnell(2) Nova Scotia, Canada	Director	President and Chief Executive Officer of Etruscan Resources Inc.	1984	17,501
Cole E. McFarland(2) California, United States of America	Director	Principal of McFarland & Associates	2001	1,000
Clynton R. Nauman(2)(3) Washington, United States of America	Director	Chief Executive Officer of Alexco Resource Corp. and Asset Liability Management Group ULC	1999	290,517
James L. Philip(1) British Columbia, Canada	Director	President of Clan Chatton Finance Ltd.	2003	Nil
Rick Van Nieuwenhuyse(3) British Columbia, Canada	President, CEO and Director	President and Chief Executive Officer of the Corporation	1999	2,090,958

(1)	Member of the Audit and Corporate Governance Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Technical Committee.

Michael H. Halvorson

                    Mr. Halvorson, a Director of the Corporation, is the President of Halcorp Capital Ltd., a position he held since September 1981. Mr. Halvorson is also currently a director of Strathmore Minerals Corp., Gentry Resources Ltd., Esperanza Silver Corporation, Orezone Resources Inc., Radiant Resources Inc. and Pediment Exploration Ltd. Past directorships include Western Silver Inc. and Viceroy Exploration Ltd.

Kalidas Madhavpeddi

                    Mr. Madhavpeddi is the newest Director on NovaGold’s Board. After nearly 26 years with Phelps Dodge, at that time the world’s largest publicly traded copper company, Mr. Madhavpeddi now works as President, Azteca Consulting LLC, an investment and advisory company to the mining industry. Mr. Madhavpeddi has held various executive positions at Phelps Dodge including Senior Vice President, Business Development, President, Phelps Dodge Wire and Cable Co., and Senior Vice President, Phelps Dodge Sales Company. Mr. Madhavpeddi brings over 20 years of experience in business development, corporate strategy, global mergers and acquisitions, marketing, trading and sales to NovaGold’s Board of Directors.

Gerald J. McConnell, Q.C.

                    Mr. McConnell, a Director of the Corporation, is the Chairman, President and Chief Executive Officer of Etruscan Resources Inc., a junior natural resource company. He is also a director of Etruscan Resources. From December 1984 to January 1998, Mr. McConnell was the President of the Corporation and from January 1998 to May 1999 he was the Chairman and Chief Executive Officer of the Corporation. Gerald McConnell was called to the bar of Nova Scotia in 1971 and was an associate and partner with the law firm, Patterson Palmer, Halifax Regional Municipality, Nova Scotia from 1971 to 1987.

Cole E. McFarland

                    Mr. McFarland, a Director of the Corporation, is the principal of McFarland & Associates and a veteran of the mining industry with over 40 years of experience in the development and operation of mineral properties in the United States and the Philippines, with extensive experience in Alaska. Mr. McFarland was President and Chief Executive Officer of Placer Dome US Inc. from 1987 until his retirement in July 1995. During that period, Placer Dome US Inc. substantially expanded gold production at several mines and initiated development of the Cortez world-class Pipeline deposit. Prior to his appointment as President of Placer Dome US Inc., Mr. McFarland held a number of managerial and executive positions within the Placer Dome group of companies. Mr. McFarland was also a director of Bema Gold Corp.

Clynton R. Nauman

                    Mr. Nauman, a Director of the Corporation, is the Chief Executive Officer of Alexco Resource Corp., Asset Liability Management Group ULC, and was formerly President of Viceroy Gold Corporation and Viceroy Minerals Corporation and a director of Viceroy Resource Corporation, positions he held from February 1998 until February 2003. Previously, Mr. Nauman was the General Manager of Kennecott Minerals from 1993 to 1998. Mr. Nauman has 25 years of diversified experience in the mining industry ranging from exploration and business development to operations and business management in the precious metals, base metals and coal sectors.

James L. Philip, CA

                    Mr. Philip, a director of the Corporation, is the President of Clan Chatton Finance Ltd., a private investment holding company. Mr. Philip joined Morgan & Company Chartered Accountants in May 1980 and became a partner in June 1981 and was managing partner from August 1993 until December 2004. Mr. Philip is a chartered accountant and has over 25 years of public accounting experience, servicing mainly companies listed on Canadian and United States stock exchanges. His clients included a significant number of public companies in the mining resource sector. The services he provided his clients include assisting them with the financial aspects of continuous disclosure reporting requirements in Canada and the United States.

Rick Van Nieuwenhuyse

                    Mr. Van Nieuwenhuyse joined the Corporation as President and Chief Operating Officer in January 1998 and was appointed as Chief Executive Officer in May 1999. Mr. Van Nieuwenhuyse brings with him over 25 years of experience in the natural resource sector including most recently as Vice President of Exploration for Placer Dome. In addition to his international exploration perspective, Mr. Van Nieuwenhuyse brings years of working experience in and knowledge of Alaska to the Corporation. Mr. Van Nieuwenhuyse has managed projects from grassroots discovery through to advanced feasibility studies and production. Mr. Van Nieuwenhuyse holds a Candidature degree in Science from the Universite de Louvain, Belgium, and a Masters of Science degree in geology from the University of Arizona.

STATEMENT OF EXECUTIVE COMPENSATION

                    The summary compensation table below sets out information for the Corporation’s fiscal years ended November 30, 2004, November 30, 2005 and November 30, 2006 for the President and Chief Executive Officer, the Chief Financial Officer and the three most highly compensated executive officers of the Corporation whose individual total salary and bonus for the most recently completed financial year exceeded $150,000, and any individual who would have satisfied these criteria but for the fact that individual was not servicing as such an officer at the end of the most recently completed financial year (collectively, the “Named Executives Officers” or “NEOs”). The information includes annual salary earned, incentive bonuses earned and all other compensation during those fiscal periods.

Summary Compensation Table

All amounts in Canadian Dollars:

Named Executive Officer Name and Principal Position	Year	Annual Compensation			Long-Term Compensation			All Other Compen- sation ($)
		Salary ($)(1)	Bonus ($)	Other Annual Compen- sation ($)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Rick Van Nieuwenhuyse, President and Chief Executive Officer	2006 2005 2004	517,650 430,300 356,079	150,000 182,475 Nil	36,464(2) 35,984(3) 37,015(4)	200,000 250,000 546,296(9)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Peter W. Harris, Senior Vice-President and Chief Operating Officer(5)	2006 2005	300,000 25,000	Nil Nil	Nil Nil	Nil 400,000	Nil Nil	Nil Nil	Nil Nil
Robert J. (Don) MacDonald, Senior Vice-President, Chief Financial Officer and Secretary(6)	2006 2005 2004	272,167 227,500 197,916	75,000 60,000 Nil	Nil Nil Nil	75,000 135,000 372,222(9)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Joseph Piekenbrock, Vice-President, Exploration(7)	2006 2005 2004	182,562 168,734 179,740	57,110 45,604 Nil	Nil Nil Nil	60,000 100,000 285,185(9)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Douglas Brown, Vice- President, Business Development(8)	2006 2005 2004	189,082 173,496 162,664	57,110 42,685 Nil	Nil Nil Nil	60,000 100,000 285,185(9)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	The salary figures represent gross salaries before deductions.
(2)	The 2006 amount includes a car allowance of $14,976, school tuition of $12,029, and an interest free loan benefit of $9,459.
(3)	The 2005 amount includes a car allowance of $13,728, school tuition of $11,150, and an interest free loan benefit of $11,106.
(4)	The 2004 amount includes a car allowance of $15,709, school tuition of $10,200, and an interest free loan benefit of $11,106.
(5)	Mr. Harris commenced his employment with the Corporation in November 2005.
(6)	Mr. MacDonald commenced his employment with the Corporation in January 2003.
(7)	Mr. Piekenbrock commenced his employment with the Corporation in June 2003.
(8)	Mr. Brown commenced his employment with the Corporation in July 2003.
(9)

Certain options granted to the Named Executive Officers in 2004 were a result of the conversion of SpectrumGold Inc. options, exercisable into shares of SpectrumGold Inc., into options under the Corporation’s Stock Option Plan.

Option Grants During the Most Recently Completed Financial Year

                    The following options were granted to the Named Executive Officers during the most recently completed financial year pursuant to the Corporation’s Stock Option Plan.

Named Executive Officer Name	Securities under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date (MM/DD/YY)
Rick Van Nieuwenhuyse	200,000	8.0%	$14.06	$14.06	3/9/16
Peter W. Harris	Nil	Nil	Nil	Nil	Nil
Robert J. (Don) MacDonald	75,000	3.0%	$14.06	$14.06	3/9/16
Joseph Piekenbrock	60,000	2.4%	$14.06	$14.06	3/9/16
Douglas Brown	60,000	2.4%	$14.06	$14.06	3/9/16

Aggregated Option Exercises During The Most Recently Completed Financial Year and Financial Year End Option Values

                    The Named Executive Officers acquired the following Common Shares of the Corporation pursuant to the exercise of stock options during the fiscal year ended November 30, 2006. The value of unexercised in-the-money options at fiscal year end is the difference between the fair market value of the Common Shares on November 30, 2006 which was $18.38 and the exercise price of the options.

Named Executive Officer Name	Securities, Acquired on Exercise	Aggregate Value Realized ($)	Unexercised Options/SARs at Nov. 30, 2005 (#)		Value of Unexercised In-the-Money Options/SARs at Nov. 30, 2005 ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Rick Van Nieuwenhuyse	Nil	Nil	2,096,296	Nil	$29,441,671	Nil
Peter W. Harris	Nil	Nil	266,666	133,334	$2,477,327	$1,238,673
Robert J. (Don) MacDonald	50,000	$613,000	410,000	Nil	$4,064,200	Nil
Joseph Piekenbrock	Nil	Nil	535,185	Nil	$6,945,175	Nil
Douglas Brown	30,000	$407,400	280,000	Nil	$2,695,800	Nil

Employment Contracts

Rick Van Nieuwenhuyse

                    Pursuant to an employment contract with the Corporation effective May 1, 1999, Mr. Van Nieuwenhuyse is employed by the Corporation for a term ending on April 30, 2007.

                    The employment contract provides that if employment is terminated in the event of just cause, the Corporation will pay Mr. Van Nieuwenhuyse an amount equal to one month for every full or partial year of employment. For purposes of this clause Mr. Van Nieuwenhuyse’s employment is deemed to have commenced May 1, 1999. If Mr. Van Nieuwenhuyse becomes and remains physically or mentally incapable of substantially performing his duties as President and Chief Executive Officer of the Corporation for a period of not less than six months, the Corporation may terminate the employment contract upon two months written notice or payment in lieu thereof and thereafter the Corporation is obliged to pay 50% of the salary to which Mr. Van Nieuwenhuyse would otherwise be entitled for the balance of the term of the employment contract. In the event of the death of Mr. Van Nieuwenhuyse, the Corporation may terminate the employment contract upon payment of two months salary and the Corporation is obliged to pay Mr. Van Nieuwenhuyse’s estate 50% of the salary to which he would otherwise be entitled for the balance of the term of the employment contract.

                    In the event of a sale of substantially all of the assets of the Corporation or a change of control of the Corporation by virtue of a takeover bid as that term is defined in the Securities Act (Ontario), or in the event management’s nominees to the Board of Directors are not elected, then Mr. Van Nieuwenhuyse may elect to terminate his employment with the Corporation. If Mr. Van Nieuwenhuyse makes such an election, the Corporation is required to pay to Mr. Van Nieuwenhuyse a lump sum payment equal to three times his annual salary and to continue to pay life insurance premiums for a period of five years from the date of termination of employment.

                    For the fiscal year ended November 30, 2006, Mr. Van Nieuwenhuyse was entitled to an annual salary of $525,000.

                    Pursuant to his employment contract, the Corporation is required to purchase a life insurance policy for Mr. Van Nieuwenhuyse in the amount of not less than three times Mr. Van Nieuwenhuyse’s annual salary, to a maximum of $500,000, the proceeds thereof to be paid in accordance with the direction of Mr. Van Nieuwenhuyse. The Corporation is also required to pay the cost of disability insurance and medical coverage during the term of the contract, as well as pay a school allowance in an amount not to exceed US$10,000 per year per child to reimburse Mr. Van Nieuwenhuyse for education costs incurred by Mr. Van Nieuwenhuyse for his two sons.

                    Under the terms of Mr. Van Nieuwenhuyse’s employment contract, he was provided an interest-free housing loan in the amount of US$182,000, of which US$8,272.73 is forgivable in each year during which Mr. Nieuwenhuyse remains employed with the Corporation. The entire amount of the loan is forgiven if Mr. Van Nieuwenhuyse’s employment with the Corporation is terminated for any reason.

Peter W. Harris, Robert J. (Don) MacDonald, Douglas Brown and Joseph Piekenbrock

                    Pursuant to an employment contract with the Corporation effective November 1, 2005, Mr. Harris is employed by the Corporation as Chief Operating Officer and Senior Vice President. For the fiscal year ended November 30, 2006, Mr. Harris was entitled to an annual salary of $300,000.

                    Pursuant to an employment contract with the Corporation effective January 16, 2003, Mr. MacDonald is employed by the Corporation as Chief Financial Officer and Senior Vice President. For the fiscal year ended November 30, 2006, Mr. MacDonald was entitled to an annual salary of $276,000.

                    Pursuant to an employment contract with the Corporation effective June 1, 2003, Mr. Brown is employed by the Corporation as Vice-President, Business Development. For the fiscal year ended November 30, 2006, Mr. Brown was entitled to an annual salary of US$174,000 (Cdn$198,423).

                    Pursuant to an employment contract with the Corporation effective June 16, 2003, Mr. Piekenbrock is employed with the Corporation as Vice-President, Exploration. For the fiscal year ended November 30, 2006, Mr. Piekenbrock was entitled to an annual salary of US$168,000 (Cdn$191,890).

                    The contracts of each of Mr. Harris, Mr. MacDonald, Mr. Brown and Mr. Piekenbrock continue indefinitely, unless and until terminated. Each senior officer’s salary is to be reviewed at least annually by the CEO. The CEO can make recommendations to the Board of Directors or the compensation committee of the Board of

Directors regarding appropriate salary adjustments. In the event of a change of control of the Corporation, the Corporation is required to continue to employ the senior officers in the same capacity. The Corporation is obligated to provide the senior officers with group life, long-term disability, extended medical and dental insurance coverage in accordance with the policies and procedures of the Corporation in effect from time to time. The Corporation is obligated to provide the senior officers with director’s and officer’s liability insurance appropriate to the nature of their responsibilities under their employment contracts.

                    Any senior officer may terminate his obligations under his respective employment contract (1) at any time upon providing three months notice in writing to the Corporation other than Mr. Piekenbrock, whose notice period is two months; (2) upon a material breach or default of any term of the agreement by the Corporation; or (3) at any time after 90 days following the date on which there is a change of control and within 180 days of the date on which there is a change of control by providing one months notice in writing to the Corporation. The Corporation may terminate the senior officer’s employment at any time for just cause or upon the senior officer’s dying or becoming permanently disabled or disabled for a period exceeding 180 consecutive days or 180 non-consecutive days calculated on a cumulative basis over any two-year period during the term of the agreement, or at any time upon making the severance payment. If the senior officer’s employment agreement is terminated by the senior officer as a result of a material breach or default of any term of the agreement by the Corporation, or after 90 days following the date on which there is a change of control, or if it is terminated by the Corporation at any time or in breach of the agreement, the senior officer is entitled to receive within 10 days of the termination a severance payment equal to all compensation paid to the senior officer for the previous fiscal year multiplied by two. If the employment agreement is terminated due to the senior officer’s death or becoming disabled, the Corporation must pay to the senior officer (or his estate) his then current salary accrued as of the date of termination and his then current salary for one year after the date of termination.

Composition of Compensation Committee

                    The Corporation’s Compensation Committee consists of three Directors, Messrs. McConnell, McFarland and Nauman. Mr. McConnell is the Chair of the Compensation Committee. Mr. McConnell formerly served as the President (December 1984 - January 1998) and the Chief Executive Officer (January 1998 - May 1999) of the Corporation. All members of the Compensation Committee are non-executive Directors of the Corporation.

Report on Executive Compensation

                    The compensation programs of the Corporation are designed to reward performance and to be competitive with the compensation agreements of other mining companies. The Compensation Committee of the Board evaluates each executive officer position to establish skill requirements and levels of responsibility. The Compensation Committee, after referring to information from other corporations and public data, determines the compensation for the executive officers.

Executive Compensation Policies and Programs

                    In establishing compensation objectives for executive officers, the Compensation Committee seeks to accomplish the following goals:

1.	to motivate executives to achieve important corporate and personal performance objectives and reward them when such objectives are met;

2.	to recruit and subsequently retain highly qualified executive officers by offering overall compensation which is competitive with that offered for comparable positions in other mining companies; and

3.	to align the interests of executive officers with the long-term interests of shareholders through participation in the Corporation’s incentive stock option plan.

                    Currently, the Corporation’s executive compensation package consists of the following principal components: salary, annual incentive cash bonus, various health plan benefits generally available to all employees of the Corporation and long-term incentive in the form of stock options.

                    Salaries for executive officers are determined by evaluating the responsibilities inherent in the position held and the individual’s experience and past performance, as well as by reference to the competitive marketplace for management talent at other mining companies. The Compensation Committee refers to industry, local and national surveys, prepared for the most part by independent consultants. An individual whose compensation is being determined abstains from voting on the matter.

                    At the end of each year, the Compensation Committee reviews actual performance against the objectives set by the Corporation and the executive for such year. The assessment of whether the Corporation’s objectives for the year have been met includes, but is not limited to, considering the quality and measured progress of the Corporation’s exploration and development projects, raising of capital, corporate alliances and similar achievements.

                    Stock options are generally awarded to executive officers at commencement of employment and periodically thereafter. Options are granted to reward individuals for current performance, expected future performance and value to the Corporation, and take into account the stock options held by the individual. The principles described above apply to the determination of the compensation of all executive officers, including the Chief Executive Officer.

                    Presented by the Compensation Committee: Gerald McConnell (Chair), Cole McFarland and Clynton Nauman.

Performance Graph

                    The following graph depicts the cumulative total Shareholder returns in the five years since November 30, 2001 assuming a $100 investment in the Common Shares on November 30 of each year, compared to an equal investment in the S&P/TSX Composite Index.

Year	2001	2002	2003	2004	2005	2006
Value based on $100 invested in NovaGold	$100	$247	$333	$518	$575	$988
Value based on $100 invested in S&P/TSX Composite	$100	$88	$106	$122	$146	$172

Compensation of Directors

                    Upon recommendation by the Corporation’s Compensation Committee, the Board of Directors of the Corporation approved on October 8, 2004, the following compensation structure for Directors effective January 1, 2004:

Activity	Compensation
Membership on Board	US$10,000 per annum
Preparation and attendance at Board meetings	US$1,000 per meeting
Committee Chair (excluding Audit Committee)	US$1,500 per annum
Audit Committee Chair	US$4,000 per annum
Preparation and attendance at Committee meetings	US$1,000 per meeting

                    The Corporation has a formalized stock option plan (“Stock Option Plan”) for the granting of incentive stock options to the officers, Directors and employees of the Corporation. The purpose of granting options pursuant to the Stock Option Plan is to assist the Corporation in compensating, attracting, retaining and motivating the Directors of the Corporation and to closely align the personal interests of such persons to that of the Shareholders.

                    During the year ended November 30, 2006, upon recommendation of the Compensation Committee, 200,000 options were granted to Rick Van Nieuwenhuyse and 75,000 options were granted to each of Gerald McConnell, Cole McFarland, Clynton Nauman, James Philip and Michael Halvorson in consideration for their services to the Corporation.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLAN

Equity Compensation Plan Information

                    On May 11, 2004 (as amended), the Shareholders of the Corporation approved the adoption of a new stock option plan (“Stock Option Plan”) which replaced the Corporation’s old stock option plan. The Stock Option Plan’s purpose is to attract and retain service providers, officers or Directors to the Corporation and to motivate them to advance the interests of the Corporation by affording them with the opportunity to acquire an equity interest in the Corporation through options. The Stock Option Plan is the sole equity compensation plan adopted by the Corporation.

                    The following table sets out information as of November 30, 2006, the Corporation’s most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (c)
Stock Option Plan	8,837,650	$8.13	286,941

As at April 9, 2007, the Corporation had 8,679,080 options issued and outstanding under the Stock Option Plan, representing 9.4% of the Corporation’s issued and outstanding common shares.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

                    As of April 9, 2007, the aggregate indebtedness to the Corporation and its subsidiaries of all officers, directors, employees and former officers, Directors and employees of the Corporation or any of its subsidiaries was nil.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

                    No informed person of the Corporation, nor any proposed nominee for election as director, nor any associate or affiliate of such informed person or proposed nominee has had any material interest, direct or indirect, in any transaction entered into by the Corporation since December 1, 2005.

APPOINTMENT OF AUDITORS

                    The Auditors of the Corporation since May 22, 2002 have been PricewaterhouseCoopers LLP, Chartered Accountants, 250 Howe Street, 7th Floor, Vancouver, British Columbia. From December 11, 1984 to May 22, 2002, the Halifax office of PricewaterhouseCoopers LLP served as Auditors of the Corporation. The Shareholders will be asked at the Meeting to vote for the appointment of PricewaterhouseCoopers LLP located at 250 Howe Street, 7th Floor, Vancouver, British Columbia as Auditors of the Corporation until the next annual meeting of the Shareholders of the Corporation, at a remuneration to be fixed by the Directors. It is intended that all proxies received will be voted in favour of the appointment of PricewaterhouseCoopers LLP as Auditors of the Corporation, at a remuneration to be fixed by the Directors, unless a proxy contains instructions to withhold the same from voting.

                    A table setting forth the fees paid by the Corporation to its independent Auditor, PricewaterhouseCoopers LLP for the years ended November 30, 2006 and November 30, 2005 is set forth below:

	Years ended November 30
	2006	2005
Audit Fees:	$135,801	$124,840
Audit Related Fees:	$343,803	$118,150
Tax Fees	-	-
All Other Fees	-	-
Total	$479,604	$242,990

                    “Audit Fees” are the aggregate fees billed by PricewaterhouseCoopers LLP for the audit of the Corporation’s consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

                    “Audit-Related Fees” are fees charged by PricewaterhouseCoopers LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported under “Audit Fees.” This category comprises fees billed for review and advisory services associated with the Corporation’s financial reporting.

                    “Tax Fees” are fees for professional services rendered by PricewaterhouseCoopers LLP for tax compliance, tax advice on actual or contemplated transactions.

                    Fees disclosed under the category “All Other Fees” for the 2006 and 2005 fiscal years were nil.

                    Greater than 50% of the votes cast by Shareholders present in person or by proxy is required to appoint the Auditors of the Corporation.

APPROVAL OF SHAREHOLDER RIGHTS PLAN

                    The Corporation is a party to a shareholder rights plan agreement with Computershare Investor Services Inc. as rights agent, dated December 7, 2006 (the “Rights Plan”). The Rights Plan has the following objectives: (a) to prevent creeping acquisitions of control; (b) to give adequate time for Shareholders to properly assess a take-over bid without undue pressure; (c) to provide the Board of Directors time to consider value-enhancing alternatives to a take-over bid and to allow competing bids to emerge; and (d) to ensure that Shareholders of the Corporation are provided equal treatment under a take-over bid. The Rights Plan is not intended to prevent take-over bids that treat Shareholders fairly and has not been adopted in response to any proposal to acquire control of the Corporation.

                    Under the Rights Plan, those bids that meet certain requirements intended to protect the interests of all Shareholders are deemed to be “Permitted Bids”. Permitted Bids must be made by way of a take-over circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for sixty days. In the event a take-over bid does not meet the Permitted Bid requirements or a person otherwise acquires 20% or more of the outstanding Common Shares, subject to certain exemptions, the rights will entitle Shareholders, other than any Shareholder acquiring the Common Shares, to purchase additional Common Shares at a substantial discount to the market value at the time. As a result, the investment of the Shareholder or Shareholders making the acquisition will be greatly diluted if a substantial portion of the rights are exercised.

                    The Rights Plan will expire unless the Shareholders vote at the Meeting to continue its operation. At the Meeting, the Shareholders will be asked to consider and vote to approve the adoption of the Rights Plan, a summary of which is set forth in Appendix “A” hereto. This summary is qualified in its entirety by reference to the text of the Rights Plan, which is available upon request from the Secretary of the Corporation at Suite 2300, 200 Granville Street, Vancouver, British Columbia, V6C 1S4, Telephone (604) 669-6227 or Fax (604) 669-6272, or a copy of the Rights Plan may be obtained from the Corporation's public disclosure documents found on SEDAR at www.sedar.com. Capitalized terms used in the summary without express definition have the meanings ascribed thereto in the Rights Plan.

                    It is intended that all proxies received will be voted in favour of the adoption of the Rights Plan, unless a proxy contains instructions to vote against the Rights Plan. The Rights Plan will continue in effect only if it is approved by greater than 50% of the votes cast by Shareholders present in person or by proxy. The text of the resolution approving the Rights Plan (the “Rights Plan Resolution”) is set forth in Appendix “B” hereto. If the Rights Plan is not approved it will terminate and the rights issued under it will be void.

                    The Board of Directors of the Corporation recommends that Shareholders vote IN FAVOUR of the Rights Plan Resolution, and the Corporation has been advised that the Directors and senior officers of the Corporation intend to vote all Common Shares held by them in favour of the Rights Plan Resolution.

AMENDMENT TO THE STOCK OPTION PLAN

Background

                    The Shareholders and Directors of the Corporation have previously approved the current Stock Option Plan under which Directors, officers, employees and consultants of the Corporation may be granted stock options to acquire common shares. The Corporation adopted and Shareholders approved this Stock Option Plan on May 11, 2004 as amended on April 26, 2005, effective March 10, 2006. The principal purpose of the Stock Option Plan is to attract and retain service providers, officers and Directors of the Corporation. Granting equity is intended to assist the Corporation in attracting, retaining and motivating high calibre personnel whose contributions are important to the success of the Corporation.

Proposed Amendment to the Stock Option Plan

                    The Board of Directors would also like to amend the Stock Option Plan to ensure its compliance with certain recent amendments to Toronto Stock Exchange Policies and to correct certain anomalies. The proposed amendments to the Incentive Plan are indicated in the copy of the Amended and Restated Plan attached to this Circular as Appendix “C”.

                    The proposed Amended and Restated Plan must be approved by a majority of not less than 50% of the votes cast by Shareholders who, being entitled to do so, vote in person or by proxy on the resolution.

                    The full text of the resolution to amend the Stock Option Plan is set out in Appendix “D” to this Information Circular.

                    The Board of Directors of the Corporation has unanimously concluded that the proposed amendment to the Stock Option Plan is in the best interest of the Corporation and its Shareholders, and recommends that Shareholders vote IN FAVOUR of the resolution to amend the Stock Option Plan. The Corporation has been advised that the directors and senior officers of the Corporation intend to vote all common shares held by them in favour of the amendment of the Stock Option Plan.

APPROVAL OF 2007 PERFORMANCE SHARE UNIT PLAN

Background

The Board of Directors of the Corporation has, subject to Shareholder approval and final approval of the TSX, adopted the 2007 Performance Share Unit Plan (the ‘‘PSU Plan’’) for the benefit of the Corporation’s Directors and employees. The PSU Plan has been established to assist the Corporation in the recruitment and retention of highly qualified employees, consultants and Directors by providing a means to reward superior performance, to motivate participants under the PSU Plan to achieve important corporate and personal objectives and, through the acquisition of Common Shares in the Corporation under the PSU Plan, to better align the interests of participants with the long-term interests of Shareholders.

The Board of Directors intends to use performance share units (‘‘PSUs’’) issued under the PSU Plan, as well as options issued under the Stock Option Plan, as part of the Corporation’s overall executive compensation plan. Since the value of PSUs increase or decrease with the price of the Common Shares, PSUs reflect a philosophy of aligning the interests of executives with those of the Shareholders by tying executive compensation to share price performance. In addition, PSUs assist in the retention of qualified and experienced executives by rewarding those individuals who make a long term commitment.

At the Meeting, Shareholders will be asked to approve a resolution adopting the PSU Plan. In order to be approved, the resolution must be passed by a majority of the votes cast by the holders of the Common Shares present in person or represented by proxy at the Meeting. Unless such authority is withheld, the management representatives designated in the enclosed form of proxy intend to vote for the approval of the resolution authorizing the PSU Plan.

Summary of the PSU Plan

Set out below is a summary of the PSU Plan. A complete copy of the PSU Plan is attached to this Information Circular as Appendix E.

Eligible Participants

The PSU Plan is administered by the Compensation Committee of the Board of Directors. Directors of the Corporation and employees and eligible consultants of the Corporation and its designated subsidiaries are eligible to participate in the PSU Plan. In accordance with the terms of the PSU Plan, the Compensation Committee will approve those employees and Directors who are entitled to receive PSUs and the number of PSUs to be awarded to each participant. PSUs awarded to participants are credited to them by means of an entry in a notional account in their favour on the books of the Corporation. Each PSU awarded conditionally entitles the participant to the delivery of one Common Share upon attainment of the PSU vesting criteria.

Vesting

PSUs vest in accordance with terms determined by the Compensation Committee, which may be based on, among other things, one or more of the following factors: (i) the achievement of corporate or personal objectives, including the attainment of milestones relating to financial, operational, strategic or other objectives of the Corporation, (ii) the market price of Common Shares from time to time and/or the return to Shareholders, and/or (iii) any other performance criteria relating to the participant, the Corporation, a subsidiary or business unit. The performance terms that the Compensation Committee may apply to PSUs are intended to strengthen the link between the Corporation’s performance and the value of the PSUs at the time that they are paid out. In some cases, PSUs may vest immediately, depending upon the purpose of the individual PSU grant and the intended compensation goal. The conditions relating to the vesting of PSUs are determined by the Compensation Committee in its sole discretion.

Once the PSUs vest, the participant is entitled to receive the equivalent number of underlying Common Shares. The Common Shares may be issued from treasury at the time of vesting, or may be purchased by the Corporation on the market for delivery to the participant. The expiry period of PSUs will be determined by the Compensation Committee at the time of grant. However, the maximum term for all PSUs is two years after the participant ceases to be a director or an employee of the Corporation. All unvested, expired PSUs are available for future grants.

Maximum Number of Common Shares Issued

The maximum number of Common Shares reserved for issuance under the PSU Plan is 2,000,000, which is approximately 2.17% of the current issued and outstanding. Common Shares purchased on the market for the purpose of honouring PSU grants will not be counted for the purpose of determining the number of shares issued under the PSU Plan.

The PSU Plan provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the PSU Plan, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Corporation, will not exceed 10% of the total number of outstanding Common Shares. In addition, the maximum number of Common Shares issued to insiders under the PSU Plan, together with any Common Shares issued to insiders pursuant to any other security-based compensation arrangement of the Corporation within any one year period, will not exceed 10% of the total number of outstanding Common Shares.

Cessation of Entitlement

Unless otherwise determined by the Corporation, and PSUs which have not vested on a participant’s termination date shall terminate and be forfeited. If a participant who is an employee ceases to be an employee as a result of termination of employment without cause, in such case, at the Corporation’s discretion, all or a portion of such participant’s PSUs may be vested or may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Corporation in its sole discretion. All forfeited PSUs are available for future grants.

Transferability

PSUs are not assignable or transferable other than by operation of law, except, if and on such terms as the Corporation may permit, to a spouse or minor children or grandchildren or a personal holding company or family trust controlled by a participant, the shareholders or beneficiaries of which, as the case may be, are any combination of the participant or the participant’s spouse, minor children or minor grandchildren.

Amendments to the PSU Plan

The Board of Directors may, without notice, at any time and from time to time, amend the PSU Plan or any provisions thereof in such manner as the Board of Directors, in its sole discretion, determines appropriate:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the PSU Plan;

(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the PSU Plan;

(c)	to change the vesting provisions of PSUs; and

(d)	to change the termination provisions of PSUs or the PSU Plan that does not entail an extension beyond the original expiry date of the PSU;

provided, however, that:

(e)

no such amendment of the PSU Plan may be made without the consent of each affected participant if such amendment would adversely affect the rights of such affected participant(s) under the PSU Plan; and

(f)	Shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that:

	(i)	increases the maximum number of Common Shares issuable pursuant to the PSU Plan;

	(ii)	extends the expiry date for PSUs granted to insiders under the PSU Plan;

	(iii)	provides for other types of compensation through Common Share issuance;

	(iv)	expands the rights of a participant to assign PSUs beyond what is currently permitted in the PSU Plan; or

	(v)	adds additional categories of participants.

The TSX has conditionally approved the PSU Plan, subject to approval of the holders of the Common Shares. The holders of the Common Shares will be asked at the Meeting, or any adjournment thereof, to consider, and if deemed advisable, adopt the PSU Plan resolution attached hereto as Appendix “F”.

The Board of Directors of the Corporation recommends that Shareholders vote IN FAVOUR of the 2007 Restricted Unit Plan Resolution, and the Corporation has been advised that the directors and senior officers of the Corporation intend to vote all common shares held by them in favour of the Restricted Unit Plan Resolution.

AUDIT COMMITTEE

                    Information about the Corporation’s Audit Committee is provided in the Corporation’s most recent Annual Information Form (the “AIF”) under Item 9 “Officers and Directors – Audit Committee”. The AIF may be obtained from the Corporation’s public disclosure documents found on SEDAR at www.sedar.com.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

                    The Board is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision making. As part of the Corporation’s commitment to effective corporate governance, the Board of Directors, with the assistance of the Audit and Corporate Governance Committee, monitors changes in legal requirements and best practices.

                    During the past year, there have been several changes to the corporate governance and corporate governance disclosure requirements applicable to the Corporation. Specifically, the Canadian Securities Administrators introduced in final form National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”), both of which came into force on June 30, 2005 and effectively replaced the Corporate Governance Guidelines of the Toronto Stock Exchange.

                    Set out below is a description of certain corporate governance practices of the Corporation, as required by NI 58-101.

Board of Directors

                    NP 58-201 recommends that boards of directors of reporting issuers be composed of a majority of independent directors. With five of the seven current directors considered independent, the Board of Directors is currently composed of a majority of independent directors. The five independent directors are: Michael Halvorson, Kalidas Madhavepeddi, Gerald McConnell, Cole McFarland and James Philip. Rick Van Nieuwenhuyse is the President and CEO of the Corporation and therefore not considered independent. Clynton Nauman is the President and CEO of a company that the Corporation may have significant influence over and therefore is also not considered independent. With five of the seven proposed directors considered independent, the new Board of Directors will also be composed of a majority of independent directors. The independent proposed directors and the non-independent proposed directors are identified above.

                    The Corporation has taken steps to ensure that adequate structures and processes are in place to permit the Board of Directors to function independently of management. Although the independent directors do not meet regularly without the non-independent members of the Board, the directors can request at any time a meting restricted to independent directors for the purpose of discussing matters independently of management.

                    The attendance of the Directors at meetings held between December 1, 2005 and November 30, 2006 was as follows:

Director	Board Meetings Attended	Committee Meetings Attended

Michael Halvorson	13 of 14	5 of 5
Kalidas Madhavpeddi	n/a	n/a
Gerald McConnell	14 of 14	24 of 24
Cole McFarland	14 of 14	23 of 24
Clynton Nauman	13 of 14	4 of 4
Rick Van Nieuwenhuyse	13 of 14	0of 0
James Philip	14 of 14	25 of 25

                    Currently, the following directors serve on the following boards of directors of other public companies:

Name	Reporting Issuer
Rick Van Nieuwenhuyse	Etruscan Resources Inc. (TSX: EET) Inter-Citic Minerals Inc. (TSX-V: ICI) Alexco Resource Corp. (TSX: AXR)
Gerald McConnell	Etruscan Resources Inc. (TSX: EET)
Clynton Nauman	Alexco Resource Corp. (TSX: AXR)
Michael H. Halvorson	Canadian Gold Hunter Corp. (TSX: CGH)
Esperanza Silver Corporation (TSX-V: EPZ)
Gentry Resources Ltd. (TSX:GNY)
Orezone Resources Inc. (TSX: OZN)
Strathmore Minerals Corp. (TSX-V: STM)
Radiant Resources Inc. (TSX-V: RRS.H)
Pediment Exploration Ltd. (TSX: PEZ)

Board Mandate

                    The Board of Directors is responsible for the overall stewardship of the Corporation. The Board of Directors discharges this responsibility directly and through the delegation of specific responsibilities to committees of the Board of Directors. The Board of Directors works with management to establish the goals and strategies of the Corporation, to identify principal risks, to select and assess senior management and to review significant operational and financial matters. The Board of Directors does not have a written mandate.

                    The Board of Directors has appointed an Audit Committee to assist the Board of Directors in monitoring (1) the integrity of the financial statements of the Corporation, (2) the independent auditor’s qualifications and independence, (3) the performance of the Corporation’s internal financial controls and audit function and the performance of the independent auditors, and (4) the compliance by the Corporation with legal and regulatory requirements. The members of the Audit Committee are elected annually by the Board of Directors at the annual organizational meeting. The members of the Audit Committee shall meet the independence and experience requirements of the American Stock Exchange and Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Securities and Exchange Commission (“SEC”). At least one member of the Audit Committee shall be an "audit committee financial expert" as defined by the SEC. The Corporation’s Audit Committee consists of fully independent members and the Corporation’s “audit committee financial expert” is James Philip. Audit Committee members shall not simultaneously serve on the audit committees of more than two other public companies. The Audit Committee meetings are held quarterly at a minimum. The Corporation’s Audit Committee Charter is available on the Corporation’s web site at www.novagold.net and in print to any Shareholder who provides the Registrant with a written request.

Position Descriptions

                    The position descriptions for the chairs of each Board of Directors committee are contained in the committee charters. The chair of each of the Audit and Corporate Governance Committee and the Compensation Committee is required to ensure the Committee meets regularly and performs the duties as set forth in its charter, and reports to the Board of Directors on the activities of the Committee. The Board of Directors has not developed a written position description for the Chairman of the Board as this position is presently held by the Chief Executive Officer.

                    The Board has not developed a written position description for the Chief Executive Officer. Given the relatively small size of the Corporation and the length of time Mr. Van Nieuwenhuyse and the majority of the Board members have served in such capacities, the Board of Directors believes that the roles and responsibilities have been appropriately communicated through Board of Directors meetings and informal communications amongst the Board of Directors and Mr. Van Nieuwenhuyse.

Orientation and Continuing Education

                    The Corporation provides an orientation and education program to new directors. This program consists of providing education regarding directors’ responsibilities, corporate governance issues, committee charters, and recent and developing issues related to corporate governance and regulatory reporting. The Corporation provides orientation in matters material to the Corporation’s business and in areas outside of the specific expertise of the Board members. All new members of the Board of Directors have historically been experienced in the mining sector so no general mining orientation has been necessary.

                    The Board of Directors also encourages senior management to participate in professional development programs and courses and supports management’s commitment to training and developing employees.

Ethical Business Conduct

                    The Board of Directors has adopted a Code of Business Conduct and Ethics (the “Code”) for the Corporation’s Directors, officers and employees. A copy of the Code may be obtained by contacting the Corporation at the address given under “Additional Information” at the end of this Information Circular.

Nomination of Directors

                    The Corporation does not at this time have a specific committee responsible for the nomination of directors. The nomination of Directors is currently addressed by the Board of Directors as a whole. When required, the Board of Directors collaborates with management to asses the appropriate size of the Board of Directors, to identify the necessary qualifications and skills of the Board of Directors as a whole and of each director individually, to identify potential candidates and to consider their appropriateness for membership on the Board of Directors.

Compensation

                    Information regarding the composition of the Compensation Committee, the responsibilities and operations of the Compensation Committee and the process by which compensation is determined, is discussed above in “Composition of the Compensation Committee”, “Report on Executive Compensation” and “Compensation of Directors”.

Other Board of Directors’ Committees

                    In addition to the Audit and Corporate Governance Committee and the Compensation Committee, the Corporation also has a Technical Committee, which consists of two directors. The functions of the Technical Committee are to consider, assess and make recommendations to the Board of Directors as required or as mandated by the Board with respect to information relating to the Corporation’s mining and/or exploration projects and to keep under review programs and the carrying out of programs. For 2005, these activities were carried out by the Board as a whole; hence, no meetings of the Technical Committee were required.

Assessments

                    The Board of Directors is responsible for selecting and appointing executive officers and senior management and for monitoring their performance. The performance of executive management is annually measured against pre-set objectives and the performance of mining companies of comparable size. The Audit and Corporate Governance Committee is responsible for overseeing the development and implementation of a process for assessing the effectiveness of the Board, its committees and its members. The Audit and Corporate Governance

Committee has determined that, given the size of the Corporation, continuing informal assessment is most appropriate at this time.

OTHER BUSINESS

                    Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the person named in the proxy to vote the shares represented thereby in accordance with his best judgment on such matter.

ADDITIONAL INFORMATION

                    Additional information relating to the Corporation is available on SEDAR at www.sedar.com. To request copies of the Corporation’s financial statements and MD&A, Shareholders should contact Robert J. (Don) MacDonald, Chief Financial Officer, at NovaGold Resources Inc., Suite 2300, 200 Granville Street, Vancouver, British Columbia, V6C 1S4, Telephone (604) 669-6227, Fax (604) 669-6272. Financial information is provided in the Corporation’s comparative financial statements and MD&A for its most recently completed financial year.

OTHER MATERIAL FACTS

                    There are no other material facts to the knowledge of the Board of Directors relating to the matters for which this Management Information Circular is issued which are not disclosed herein.

CERTIFICATE

                    The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The contents and the sending of the Management Information Circular have been approved by the Board of Directors.

                    BY ORDER OF THE BOARD OF DIRECTORS, this 9th day of April, 2007.

“Rick Van Nieuwenhuyse”
Rick Van Nieuwenhuyse,
President and Chief Executive Officer

“Robert J. MacDonald”
Robert J. MacDonald,
Senior Vice-President, Chief Financial Officer and Secretary

APPENDIX A

SUMMARY OF SHAREHOLDER RIGHTS PLAN

1. Summary of the Principal Terms of the Rights Plan

This summary is qualified in its entirety by reference to the text of the Rights Plan, which is available upon request from the Corporate Secretary of the Corporation, at Suite 2300, 200 Granville Street, Vancouver, British Columbia, V6C 1S4, Telephone (604) 669-6227, Fax (604) 669-6272, or a copy of the Rights Plan may be obtained from the Corporation's public disclosure documents found on SEDAR at www.sedar.com. Capitalized terms used in this summary without express definition have the meanings ascribed thereto in the Rights Plan.

2. Issue of Rights

The Corporation issued one right (a “Right”) in respect of each Common Share outstanding at the close of business on December 7, 2006 (the “Record Time”). The Corporation will issue Rights on the same basis for each Common Share issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time (both defined below).

3. Rights Certificates and Transferability

Before the Separation Time, the Rights will be evidenced by the certificates for the Common Shares and will not be transferable separate from the Common Shares. From and after the Separation Time, the Rights will be evidenced by separate Rights Certificates which will be transferable separate from and independent of the Common Shares.

4. Exercise of Rights

Rights are not exercisable before the Separation Time. After the Separation Time and before the Expiration Time, each Right entitles the holder to acquire one Common Share for the Exercise Price of $50 (subject to certain antidilution adjustments). This Exercise Price is expected to be in excess of the estimated maximum value of the Common Shares during the term of the Rights Plan. Upon the occurrence of a Flip-In Event (defined below) prior to the Expiration Time, each Right (other than any Right held by an “Acquiring Person”, which will become null and void as a result of such Flip-In Event) may be exercised to purchase that number of Common Shares which have an aggregate Market Price equal to twice the Exercise Price of the Rights for a price equal to the Exercise Price. Effectively, this means a Shareholder of the Corporation (other than the Acquiring Person) can acquire additional Common Shares from treasury at half their Market Price.

5. Definition of “Acquiring Person”

Subject to certain exceptions, an Acquiring Person is a person who is the Beneficial Owner (defined below) of 20% or more of the outstanding Common Shares.

6. Definition of “Beneficial Ownership”

A person is a Beneficial Owner if such person or its affiliates or associates or any other person acting jointly or in concert owns the securities at law or in equity, and has the right to acquire (immediately or within 60 days) the securities upon the exercise of any convertible securities or pursuant to any agreement, arrangement or understanding.

However, a person is not a Beneficial Owner under the Rights Plan where:

(a)	the securities have been deposited or tendered pursuant to a take-over bid, unless those securities have been accepted unconditionally for payment or exchange or have been taken up and paid for;

A-2

(b)

such person (including a fund manager, trust company, pension fund administrator, trustee or nondiscretionary client accounts of registered brokers or dealers) is engaged in the management of mutual funds or investment funds for others, as long as that person:

	(i)	holds those Common Shares in the ordinary course of its business for the account of others;

	(ii)	holds not more than 30% of the Common Shares (in the case of a pension fund administrator); and

	(iii)	is not making a take-over bid or acting jointly or in concert with a person who is making a takeover bid; or

	(iv)	such person is a registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository.

7. Definition of “Separation Time”

Separation Time occurs on the tenth trading day after the earlier of:

(a)	the first date of public announcement that a person has become an Acquiring Person;

(b)	the date of the commencement or announcement of the intent of a person to commence a take-over bid (other than a Permitted Bid or Competing Bid) or such later date as determined by the Board; and

(c)	the date on which a Permitted Bid or Competing Bid ceases to qualify as such or such later date as determined by the Board.

8. Definition of “Expiration Time”

Expiration Time occurs on the date being the earlier of

(a)	the time at which the right to exercise Rights is terminated under the terms of the Rights Plan; and

(b)	the date immediately after the Corporation's annual meeting of Shareholders to be held in 2010.

9. Definition of a “Flip-In Event”

A Flip-In Event occurs when a person becomes an Acquiring Person, provided however, that the Flip-In Event shall be deemed to occur at the close of business on the tenth day (or such later date as the Board may determine) after the first date of public announcement that a person has become an Acquiring Person. Upon the occurrence of a Flip-In Event, any Rights that are beneficially owned by an Acquiring Person or any of its related parties to whom the Acquiring Person has transferred its Rights, will become null and void and the Acquiring Person's investment in the Corporation will be greatly diluted if a substantial portion of the Rights are exercised after a Flip-In Event occurs.

10. Definition of “Permitted Bid”

A Permitted Bid is a take-over bid made by a person (the “Offeror”) pursuant to a take-over bid circular that complies with the following conditions:

(a)	the bid is made to all registered holders of Common Shares (other than Common Shares held by the Offeror), and for all Common Shares (other than the Common Shares held by the Offeror);

(b)

the Offeror agrees that no Common Shares will be taken up or paid for under the bid for at least 60 days following the commencement of the bid and that no Common Shares will be taken up or paid for unless at such date more than 50% of the outstanding Common Shares held by Shareholders other than the Offeror and certain related parties have been deposited pursuant to the bid and not withdrawn;

A-3

(c)	the Offeror agrees that the Common Shares may be deposited to and withdrawn from the take-over bid at any time before such Common Shares are taken up and paid for; and

(d)

if, on the date specified for take-up and payment, the condition in paragraph (b) above is satisfied, the bid shall remain open for an additional period of at least 10 business days to permit the remaining Shareholders to tender their Common Shares.

11. Definition of “Competing Bid”

A Competing Bid is a take-over bid that:

(a)	is made while another Permitted Bid is in existence; and

(b)

satisfies all the requirements of a Permitted Bid except that the Common Shares under a Competing Bid may be taken up on the later of 35 days after the Competing Bid was made and 60 days after the earliest date on which any other Permitted Bid or Competing Bid that was then in existence was made, and at such date more than 50% of the outstanding Common Shares held by Shareholders other than the Offeror and certain related parties have been deposited pursuant to the bid and not withdrawn.

12. Redemption of Rights

The Rights may be redeemed by the Board at its option with the prior approval of the Shareholders at any time before a Flip-In Event occurs at a redemption price of $0.00001 per Right. In addition, the Rights will be redeemed automatically in the event of a successful Permitted Bid, Competing Bid or a bid for which the Board has waived the operation of the Rights Plan.

13. Waiver

The Board, acting in good faith, may waive the application of the Flip-In provisions of the Rights Plan to any prospective Flip-In Event which would occur by reason of a take-over bid made by a take-over bid circular to all registered holders of Common Shares. However, if the Board waives the Rights Plan with respect to a particular bid, it will be deemed to have waived the Rights Plan with respect to any other take-over bid made by take-over bid circular to all registered holders of Common Shares before the expiry of that first bid. Other waivers of the “Flip-In” provisions of the Rights Plan will require prior approval of the Shareholders of the Corporation. The Board may also waive the “Flip-In” provisions of the Rights Plan in respect of any Flip-In Event provided that the Board has determined that the Acquiring Person became an Acquiring Person through inadvertence and has reduced its ownership to such a level that it is no longer an Acquiring Person.

14. Term of the Rights Plan

Unless otherwise terminated, the Rights Plan will expire on the date immediately after the Corporation's annual meeting of Shareholders to be held in 2010.

15. Amending Power

Except for minor amendments to correct typographical errors and amendments to maintain the validity of the Rights Plan as a result of a change of law, Shareholder approval is required for amendments to the Rights Plan.

16. Rights Agent

Computershare Investor Services Inc.

17. Rightsholder not a Shareholder

Until a Right is exercised, the holder thereof as such will have no rights as a Shareholder of the Corporation.

APPENDIX B
SHAREHOLDER RIGHTS PLAN RESOLUTION

Rights Plan Resolution

“Be it resolved that:

(a)	The shareholder rights plan agreement between the Corporation and Computershare Investor Services Inc. dated December 7, 2006 (the “Rights Plan”), is hereby approved.

(b)

Any one Officer or Director of the Corporation be and is hereby authorized and directed for and on behalf and in the name of the Corporation to execute, whether under the corporate seal of the Corporation or otherwise, and deliver all such documents and instruments, and to do or cause to be done all such other acts and things, as may be necessary or desirable to give effect to the Rights Plan.”

APPENDIX C
2004 STOCK OPTION PLAN

NOVAGOLD RESOURCES INC.

2004 STOCK OPTION PLAN

APPROVED MAY 11, 2004, AS AMENDED APRIL 26, 2005

(WITH EFFECTIVE DATE OF AMENDMENT OF MARCH 10, 2006)

NOVAGOLD RESOURCES INC.

2004 STOCK OPTION PLAN

PART 1

INTERPRETATION

1.01                   Definitions In this Plan the following words and phrases shall have the following meanings, namely:

(a)	"Board" means the board of directors of the Company and includes any committee of directors appointed by the directors as contemplated by Section 3.01 hereof;

(b)

"Change of Control" means the acquisition by any person or by any person and a Joint Actor, whether directly or indirectly, of voting securities as defined in the Securities Act) of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than fifty percent (50%) of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors of the Company.

(c)	"Code" means the U.S. Internal Revenue Code of 1986, as amended;

(d)	"Company" means NovaGold Resources Inc.;

(e)	"Director" means any director of the Company or of any of its subsidiaries;

(f)	"Employee" means any individual in the employment of the Company or any of its subsidiaries or of a company providing management or administrative services to the Company;

(g)	"Exchange" means The Toronto Stock Exchange and any other stock exchange on which the Shares are listed for trading;

(h)	"Exchange Policy" means the policies, bylaws, rules and regulations of the Exchange governing the granting of options by the Company, as amended from time to time;

(i)

“Expiry Date” means not later than ten years from the date of grant of the Option or, if Exchange Policy does not permit a term of 10 years for Options granted by the Company not later than five years from the date the Option is granted; provided, however, that if at any time the expiry of the term of an Option should be determined to occur either during a period in which the trading of Shares by the optionee is restricted under the insider trading policy or other policy of the Company or within ten business days following such a period, such Expiry Date shall be deemed to be the date that is the tenth business day following the date of expiry of such restriction;

(j)

"Fair Market Value" means, with respect to any property (including, without limitation, any Shares), the fair market value of such property determined by such methods or procedures as are established from time to time by the Board. Unless otherwise determined by the Board, the fair market value of a Share as of a given date will be (a) the price at which the last recorded sale of a board lot of Shares took place on the Exchange during the trading day immediately preceding the date in question or (b) if there was no such sale, the weighted average trading price on the Exchange for the Shares for the five trading days immediately preceding the date in question;

(k)	"Incentive Stock Option" means an Option granted to a U.S. Participant that is intended to qualify as an "incentive stock option" within the meaning of section 422 of the Code.

(l)	"Insider" has the meaning ascribed thereto in the Securities Act;

(m)	"Joint Actor" means a person acting "jointly or in concert with" another person as that phrase is interpreted in section 96 of the Securities Act;

(n)	"Nonqualified Stock Option" means an Option granted to a U.S. Participant that is not an Incentive Stock Option;

(o)	"Option" means an option to acquire Shares granted under this Plan;

(p)

"Option Agreement" means the written agreement between the Company and an optionee relating to the granting of an Option, in the form or substantially in the form of Exhibit A or Exhibit B attached to this Plan, and containing such terms and conditions as are required by Exchange Policy and Securities Laws;

(q)

"Option Price" means the price at which Options may be granted in accordance with Exchange Policy and Securities Laws and means the price at which the last recorded sale of a board lot of Shares took place on the Exchange during the trading day immediately preceding the date of granting the Option or, if there was no such sale, the weighted average trading price on the Exchange for the Shares for the five trading days immediately preceding the date of granting the Option;

(r)	"Officer" means any senior officer of the Company or of any of its subsidiaries as defined in the Securities Act;

(s)

"Outstanding Issue" is determined by Exchange Policy and by Securities Laws, and is based on the number of Shares that are outstanding immediately prior to the Share issuance in question, excluding Shares issued over the preceding one year period pursuant to stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares including a share purchase from treasury which is financial assisted by the Company by way of loan, guarantee or otherwise;

(t)	"Parent" means a "parent corporation" as defined in section 424(e) of the Code;

(u)	"Plan" means this stock option plan as from time to time amended;

(v)	"Securities Act" means the Securities Act, as amended, from time to time;

(w)	"Securities Laws" means the act, policies, bylaws, rules and regulations of the securities commissions governing the granting of options by the Company, as amended from time to time;

(x)

"Service Provider" means an Employee or insider of the Company or any of its subsidiaries and includes any other person who is engaged to provide either directly or through a corporation, ongoing management or consulting services to the Company or its affiliates;

(y)	"Shares" means common shares of the Company;

(z)	"Subsidiary" means a "subsidiary corporation" as defined in section 424(f) of the Code;

(aa)	"U.S. Participant" means a Service Provider, Officer or Director who is a U.S. citizen or a U.S. resident, in each case as defined in the Code;

(bb)	"Vested" means that an Option has become exercisable in accordance with the terms of this Plan and any applicable Option Agreement;

(cc)

"10% Shareholder" means a person who owns (taking into account the constructive ownership rules under section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Company (or of any Parent or Subsidiary of the Company).

1.02                   Gender Throughout this Plan, words importing the masculine gender shall be interpreted as including the female gender.

PART 2

PURPOSE OF PLAN

2.01                   Purpose The purpose of this Plan is to attract and retain Service Providers, Officers or Directors to the Company and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company through Options.

PART 3

GRANTING OF OPTIONS

3.01                   Administration This Plan shall be administered by the Board or, if the Board so elects, by a committee (which may consist of only one person) appointed by the Board from its members.

3.02                   Committee's Recommendations The Board may accept all or any part of recommendations of the committee or may refer all or any part thereof back to the committee for further consideration and recommendation.

3.03                   Grant by Resolution The Board, on its own initiative or, a committee of the Board duly appointed for the purpose of administering this Plan, may, by resolution, designate all eligible persons who are Service Providers, Officers or Directors, or corporations employing or wholly owned by such Service Provider, Officer or Director, to whom Options should be granted and specify the terms of such Options which shall be in accordance with Exchange Policy and Securities Laws.

3.04                   Terms of Option The resolution of the Board shall specify the number of Shares that should be placed under Option to each such Service Provider, Officer or Director, the exercise price to be paid for such Shares upon the exercise of each such Option, and the period during which such Option may be exercised.

3.05                   Option Agreement Every Option granted under this Plan shall be evidenced by an Option Agreement and, where not expressly set out in the Option Agreement, the provisions of such Option Agreement shall conform to and be governed by this Plan. In the event of any inconsistency between the terms of any Option Agreement and this Plan, the terms of this Plan shall govern.

PART 4

CONDITIONS GOVERNING THE GRANTING AND EXERCISING OF OPTIONS

4.01                   Exercise Price The exercise price of an Option granted under this Plan shall not be less than the Option Price at the time of granting the Options.

4.02                   Expiry Date Each Option shall, unless sooner terminated, expire on a date to be determined by the Board which will not be later than the Expiry Date.

4.03                   Different Exercise Periods, Prices and Number The Board may, in its absolute discretion, upon granting an Option under this Plan, and subject to the provisions of Section 7.03 hereof, specify a particular time period or periods following the date of granting the Option during which the optionee may exercise his Option to purchase Shares, may designate the exercise price and the number of Shares in respect of which such optionee may exercise his Option during each such time period and may determine and impose terms upon which each Option shall become Vested.

4.04                   Number of Shares To one Person The number of Shares reserved for issuance to any one person pursuant to Options granted under this Plan shall not exceed 5% of the outstanding Shares at the time of granting of the Options.

4.05                   Termination of Employment If a Director, Officer or Service Provider ceases to be so engaged by the Company for any reason other than death, such Director, Officer or Service Provider shall have such rights to exercise any Option not exercised prior to such termination within the lesser of six months from the date of the termination or the Expiry Date of the Option provided that if the termination is for just cause the right to exercise the Option shall terminate on the date of termination unless otherwise determined by the Directors.

4.06                   Death of Optionee If a Director, Officer or Service Provider dies prior to the expiry of his Option, his legal representatives may, within the lesser of one year from the date of the optionee's death or the Expiry Date of the Option, exercise that portion of an Option granted to the Director, Officer or Service Provider under this Plan which remains outstanding.

4.07                   Assignment No Option granted under this Plan or any right thereunder or in respect thereof shall be transferable or assignable otherwise than by will or pursuant to the laws of succession except that, if permitted by all applicable Securities Laws and the rules and policies of the Exchange, an optionee shall have the right to assign any Option granted to him hereunder to a trust or similar legal entity established by such optionee.

4.08                   Notice Options shall be exercised only by written notice to the Company in accordance with the terms and conditions of this Plan and the applicable Option Agreement.

4.09                   Payment Options may be exercised in whole or in part at any time prior to their lapse or termination. Shares purchased by an optionee on exercise of an Option shall be paid for in full at the time of their purchase.

4.10                   Securities Laws Notwithstanding any other provision contained in this Plan, no holder may exercise any Option granted under this Plan and no Shares may be issued upon exercise of an Option unless such exercise and issuance are in compliance with all applicable Securities Laws.

PART 5

RESERVE OF SHARES FOR OPTIONS

5.01                   Sufficient Authorized Shares to be Reserved Whenever the Memorandum or Articles of the Company limit the number of authorized Shares, a sufficient number of Shares shall be reserved by the Board to satisfy the exercise of Options granted under this Plan. Shares that were the subject of Options that have lapsed or terminated shall thereupon no longer be in reserve and may once again be subject to an Option granted under this Plan.

5.02                   Shares Subject to the Plan Subject to adjustment as provided in Part 7, the shares to be offered under the Plan shall consist of shares of the Corporation's authorized but unissued common shares. The aggregate number of Shares to be delivered upon the exercise of all Options granted under the Plan shall not exceed 10% of the issued and outstanding Shares of the Corporation at the time of granting of options (on a non-diluted basis).

5.03                   Maximum Number of Shares Reserved Under no circumstances shall this Plan, together with all of the Company's other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Shares, result, at any time, in:

(a)	the number of Shares reserved for issuance pursuant to stock options granted to Insiders exceeding 10% of the Outstanding Issue, subject to increase upon shareholder and Exchange approval;

(b)	the issuance to Insiders, within a one year period, of a number of Shares exceeding 10% of the Outstanding Issue; or

(c)	the issuance to any one Insider and such Insider's associates, within a one year period, of a number of Shares exceeding 5% of the Outstanding Issue.

PART 6

OPTIONS GRANTED TO U.S. PARTICIPANTS

6.01                   Maximum Number of Shares for Incentive Stock Options Notwithstanding any other provision of this Plan to the contrary, the number of Shares available for granting Incentive Stock Options under the Plan may not exceed 10% of the issued and outstanding Shares of the Corporation at the time of granting of options (on a non-diluted basis), subject to adjustment as provided in this Plan and subject to the provisions of section 422 and 424 of the Code.

6.02                   Designation of Options The Option Agreement relating to any Option granted to a U.S. Participant shall specify whether such Option is an Incentive Stock Option or a Nonqualified Stock Option. If no such specification is made, the Option will be (a) an Incentive Stock Option if all of the requirements under the Code are satisfied or (b) in all other cases, a Nonqualified Stock Option.

6.03                   Special Requirements for Incentive Stock Options In addition to the other provisions of this Plan (and notwithstanding any other provision of this Plan to the contrary), the following limitations and requirements will apply to an Incentive Stock Option:

(a)

An Incentive Stock Option may be granted only to employees (including a Director or Officer who is also an employee) of the Company (or of any Parent or Subsidiary of the Company). For purposes of this Part 6, the term "employee" shall mean a person who is an employee for purposes of the Code.

(b)

The Board will not grant Incentive Stock Options in which the aggregate Fair Market Value (determined as of the date of grant) of the Shares with respect to which Incentive Stock Options are exercisable for the first time by any U.S. Participant during any calendar year (under this Plan and all other plans of the Company and of any Parent or Subsidiary of the Company) exceeds US$100,000 or any limitation subsequently set forth in section 422(d) of the Code.

(c)

The exercise price payable per Share upon exercise of an Incentive Stock Option will not be less than 100% of the Fair Market Value of a Share on the date of grant of such Incentive Stock Option; provided, however, that, in the case of the grant of an Incentive Stock Option to a U.S. Participant who, at the time such Incentive Stock Option is granted, is a 10% Shareholder, the exercise price payable per Share upon exercise of such Incentive Stock Option will be not less than 110% of the Fair Market Value of a Share on the date of grant of such Incentive Stock Option.

(d)

An Incentive Stock Option will terminate and no longer be exercisable no later than 10 years after the date of grant of such Incentive Stock Option; provided, however, that in the case of a grant of an Incentive Stock Option to a U.S. Participant who, at the time such Incentive Stock Option is granted, is a 10% Shareholder, such Incentive Stock Option will terminate and no longer be exercisable no later than 5 years after the date of grant of such Incentive Stock Option.

(e)

If a U.S. Participant who has been granted Incentive Stock Options ceases to be employed by the Company (or by any Parent or Subsidiary of the Company) for any reason, whether voluntary or involuntary, other than death, permanent disability or just cause, such Incentive Stock Option shall be exercisable by the U.S. Participant (to the extent such Incentive Stock Option was Vested on the date of cessation of employment) at any time prior to the earlier of (i) the date that is three months after the date of cessation of employment or (ii) the expiration of the term of such Incentive Stock Option. In this paragraph, "permanent disability" is as defined in section 22(e)(3) of the Code. If a U.S. Participant who has been granted Incentive Stock Options ceases to be employed by the Company (or by any Parent or Subsidiary of the Company) because of the death or permanent disability of such U.S. Participant, such U.S. Participant, such U.S. Participant's personal representatives or administrators, or any person or persons to whom such Incentive Stock Option is transferred by will or the applicable laws of descent and distribution, may exercise such Incentive Stock Option (to the extent such Incentive Stock Option was exercisable on the date of death or permanent disability, as the case may be) at any time prior to the earlier of (i) the date that is six (6) months after the date of death or permanent disability, as the case may be, or (ii) the expiration of the term of such Incentive Stock Option. If a U.S. Participant who has been granted Incentive Stock Options ceases to be employed by the Company (or by any Parent or Subsidiary of the Company) for cause, the right to exercise such Incentive Stock Option will terminate on the date of cessation of employment, unless otherwise determined by the Board. In this paragraph, "permanent disability" has the meaning assigned to that term in section 22(e)(3) of the Code.

(f)	An Incentive Stock Option granted to a U.S. Participant may be exercised during such U.S. Participant's lifetime only by such U.S. Participant.

(g)	An Incentive Stock Option granted to a U.S. Participant may not be transferred, assigned or pledged by such U.S. Participant, except by will or by the laws of descent and distribution.

PART 7

CHANGES IN OPTIONS

7.01                   Share Consolidation or Subdivision In the event that the Shares are at any time subdivided or consolidated, the number of Shares reserved for granting of Options and the price payable for any Shares that are then subject to Options shall be adjusted accordingly.

7.02                   Stock Dividend In the event that the Shares are at any time changed as a result of the declaration of a stock dividend thereon, the number of Shares reserved for granting of Options and the price payable for any Shares that are then subject to Options may be adjusted by the Board to such extent as they deem proper in their absolute discretion.

7.03                   Effect of a Take-Over Bid If a bona fide offer (an "Offer") for Shares is made to the optionee or to shareholders of the Company generally or to a class of shareholders which includes the optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of subsection 1(1) of the Securities Act, the Company shall, immediately upon receipt of notice of the Offer, notify each optionee of full particulars of the Offer, whereupon all Shares subject to such Option will become Vested and the Option may be exercised in whole or in part by the optionee so as to permit the optionee to tender the Shares received upon such exercise, pursuant to the Offer. However, if:

(a)	the Offer is not completed within the time specified therein; or

(b)	all of the Shares tendered by the optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Shares received upon such exercise, or in the case of clause (b) above, the Shares that are not taken up and paid for, may be returned by the optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Shares, the Option shall be reinstated as if it had not been exercised and the terms upon which such Shares were to become Vested pursuant to this section shall be reinstated. If any Shares are returned to the Company under this section 7.03, the Company shall immediately refund the exercise price to the optionee for such Shares.

7.04                   Acceleration of Expiry Date If an Offer is made by an offeror at any time when an Option granted under the Plan remains unexercised, in whole or in part the Directors may, upon notifying each optionee of full particulars of the Offer, declare all Shares issuable upon the exercise of Options granted under the Plan, Vested, and declare that the Expiry Date for the exercise of all unexercised Options granted under the Plan is accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer.

7.05                   Effect of a Change of Control If a Change of Control occurs, all Shares subject to each outstanding Option will become Vested, whereupon such Option may be exercised in whole or in part by the optionee.

PART 8

EXCHANGE'S RULES AND POLICIES APPLY

8.01                   Exchange's Rules and Policies Apply This Plan and the granting and exercise of any Options hereunder are also subject to such other terms and conditions as are set out from time to time in the rules and policies on stock options of the Exchange and any securities commission having authority and such rules and policies shall be deemed to be incorporated into and become a part of this Plan. In the event of an inconsistency between the provisions of such rules and policies and of this Plan, the provisions of such rules and policies shall govern.

PART 9

AMENDMENT OF PLAN

9.01                   Board May Amend The Board ~~may, by resolution, amend or terminate this Plan, but no such amendment or termination shall, except with the written consent of the optionees concerned, affect the terms and conditions of Options previously granted under this Plan which have not then been exercised or terminated~~of Directors shall have the power to, at any time and from time to time, either prospectively or retrospectively, amend, suspend or terminate the Plan or any Option granted under the Plan, including, without limiting the generality of the foregoing, changes of a clerical or grammatical nature and changes regarding the vesting of Options; provided however that:

(a)	such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;

(b)

no such amendment, suspension or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of an optionee with respect to any then outstanding Option, as determined by the Board of Directors acting in good faith, without his or her consent in writing;

(c)	the Board of Directors shall obtain shareholder approval of the following:

	(i)	any amendment to the maximum number of Shares specified in subsection 5.03 in respect of which Options may be granted under the Plan (other than pursuant to Part 7);

	(ii)	any amendment that would reduce the exercise price of an outstanding Option (other than pursuant to Part 7); and

	(iii)	any amendment that would extend the term of any Option granted under the Plan beyond the Expiry Date.

~~9.02                   Exchange Approval Any amendment to this Plan or Options granted pursuant to this Plan shall not become effective until such Exchange and shareholder approval as is required by Exchange Policy and Securities Laws has been received.~~

9.02                   Powers of the Board Following Termination of the Plan. If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board of Directors and in force on the date of termination will continue in effect as long as any Option or any rights pursuant thereto remain outstanding and, notwithstanding the termination of the Plan, the Board of Directors shall remain able to make such amendments to the Plan or the Options as they would have been entitled to make if the Plan were still in effect.

PART 10

MISCELLANEOUS

10.01                  Other Plans Not Affected This Plan is in addition to any other existing plans and shall not in any way affect the policies or decisions of the Board in relation to the remuneration of Directors, Officers and Service Providers.

10.02                  No Rights Until Option Exercised An optionee shall be entitled to the rights pertaining to share ownership, such as to dividends, only with respect to Shares that have been fully paid for and issued to him upon exercise of an Option.

10.03                  No Right to Employment This Plan will not confer upon any optionee any right with respect to continuation of such optionee's employment, consulting or other service relationship with the Company, and will not interfere in any way with the Company's right to terminate such optionee's employment, consulting or other service relationship at any time, with or without cause.

10.04                  U.S. Tax Withholding In order to comply with all applicable federal or state income tax laws or regulations, the Company may take such action as it deems appropriate to ensure that all applicable U.S. federal or state payroll, withholding, income or other taxes that are the sole and absolute responsibility of a U.S. Participant are withheld or collected from such U.S. Participant. For the purposes of assisting a U.S. Participant in paying all or a portion of the U.S. federal and state taxes to be withheld or collected upon exercise of an Option, the Board, in its discretion and subject to such additional terms and conditions as it may adopt, may permit a U.S. Participant, subject to applicable laws, to satisfy such tax obligation by (a) electing to have the Company withhold a portion of the Shares otherwise to be delivered upon exercise of such Option having a Fair Market Value equal to the amount of such taxes or (b) delivering to the Company Shares (other than Shares issuable upon exercise of such Option) having a Fair Market Value equal to the amount of such taxes. The election, if any, must be made on or before the date that the amount of tax to be withheld is determined.

10.05                  No Trust Fund Neither this Plan nor any Option will create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company and an optionee or any other person. To the extent that any optionee acquires a right to receive payments from the Company pursuant to an Option, such right will be no greater than the right of any unsecured general creditor of the Company.

10.06                  Governing Law The validity, construction and effect of this Plan and any Option Agreement will be determined in accordance with the internal laws, and not the law of conflicts, of the Province of British Columbia and the laws of Canada applicable therein.

10.07                  Effective Date This Plan shall become effective upon the later of the date of acceptance for filing of this Plan by the Exchange and the approval of this Plan by the shareholders of the Company; provided, however, that Options may be granted under this Plan prior to the receipt of approval of the Exchange. In the event that this Plan is not adopted by the shareholders of the Company within 12 months after approval by the Board, this Plan will remain effective; provided, however, that any Incentive Stock Options granted under the Plan shall be deemed to be Nonqualified Stock Options.

10.08                  Term of Plan No Options shall be granted under the Plan after 10 years from the earlier of the date of adoption of the Plan by the Board or the date of shareholder approval of the Plan. However, unless otherwise expressly provided in the Plan or in an applicable Option Agreement, any Option theretofore granted may extend beyond the end of such 10-year period, and the authority of the Board provided for hereunder with respect to the Plan and any Options, and the authority of the Board to amend the Plan, shall extend beyond the end of such 10-year period.

APPENDIX D
TEXT OF RESOLUTION TO APPROVE
AMENDMENTS TO THE 2004 STOCK OPTION PLAN

BE IT RESOLVED, as an ordinary resolution, that:

1.

the amendments to the 2004 Stock Option Plan (as amended) of the Corporation (the “2004 SOP”), as described in the Management Information Circular of the Corporation dated April 9, 2007, be and are hereby approved and adopted by the Shareholders as indicated in the form of 2004 SOP attached to this Information Circular as Appendix C; and

2.

any Director or Officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to do all such things and execute all such documents and instrument as may be necessary or desirable to give effect to this resolution.

APPENDIX E
2007 PERFORMANCE SHARE UNIT PLAN

NOVAGOLD RESOURCES INC.

2007 PERFORMANCE SHARE UNIT PLAN

April 18, 2007

NOVAGOLD RESOURCES INC.

2007 PERFORMANCE SHARE UNIT PLAN

1.	PURPOSE

1.1

This Plan has been established by the Corporation to assist the Corporation in the recruitment and retention of highly qualified employees, consultants and directors by providing a means to reward superior performance, to motivate Participants under the Plan to achieve important corporate and personal objectives and, through the acquisition of Shares in the Corporation under the Plan, to better align the interests of Participants with the long-term interests of Shareholders.

2.	PLAN DEFINITIONS AND INTERPRETATIONS

In this Plan, the following terms have the following meanings:

	(a)	“Account” means the bookkeeping account established and maintained by the Corporation for each Participant in which the number of Share Units of the Participant are recorded;

(b)

“Applicable Law” means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder and Stock Exchange Rules;

(c)

“Beneficiary” means any person designated by the Participant as his or her beneficiary under the Plan in accordance with Section 13.1 or, failing any such effective designation, the Participant’s estate;

	(d)	“Board” mean the Board of Directors of the Corporation;

(e)

“Change of Control” means the acquisition by any person or by any person and a Joint Actor, whether directly or indirectly, of voting securities (as defined in the Securities Act (British Columbia)) of the Corporation, which, when added to all other voting securities of the Corporation at the time held by such person or by such person and a Joint Actor, totals for the first time not less than fifty percent (50%) of the outstanding voting securities of the Corporation or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors of the Corporation.

	(f)	“Committee” means the Compensation Committee of the Board or any other committee or person designated by the Board to administer the Plan;

(g)

“Corporation” means NovaGold Resources Inc. and its respective successors and assigns, and any reference in the Plan to action by the Corporation means action by or under the authority of the Board or any person or committee that has been designated for the purpose by the Board including, without limitation, the Committee;

(h)

“Designated Subsidiary” means an entity (including a partnership) in which the Corporation holds, directly or indirectly, a majority voting interest and which has been designated by the Corporation for purposes of the Plan from time to time;

	(i)	“Director” means a director of the Corporation;

(j)

“Eligible Consultant” means an individual, other than an Employee that (i) is engaged to provide on a bona fide basis consulting, technical, management or other services to the Corporation or any Designated Subsidiary under a written contract between the Corporation or the Designated Subsidiary and the individual or a company of which the individual consultant is an employee and

(ii) in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or a Designated Subsidiary.

(k)	“Employee” means an employee of the Corporation or any of its Designated Subsidiaries or any combination or partnership of such corporations;

(l)

“Employer” means, with respect to a Participant who is a Director, the Corporation, and with respect to a Participant who is an Employee, the Corporation, the Designated Subsidiary or the combination or partnership of such corporations that employs the Participant or that employed the Participant immediately prior to the Participant’s Termination Date;

(m)

“Expiry Date” means, with respect to Share Units granted to a Participant, the date determined by the Corporation for such purpose for such grant, which date shall be no later than the date which is two years after the Participant’s Termination Date and shall, in all cases, be in compliance with the requirements pertaining to the exception to the application of the salary deferral arrangement rules of Section 248(1)(k) of the Income Tax Act (Canada), as such section may be amended or re- enacted from time to time;

(n)	“Fiscal Year” means a fiscal year of the Corporation;

(o)

“Grant Agreement” means an agreement between the Corporation and a Participant under which Share Units are granted, together with such amendments, deletions or changes thereto as are permitted under the Plan;

(p)	“Grant Date” of a Share Unit means the date a Share Unit is granted to a Participant under the Plan;

(q)	“Insider” has the meaning provided for purposes of the TSX relating to Security Based Compensation Arrangements;

(r)

“Joint Actor” means a person acting “jointly or in concert with” another person within the meaning of Section 96 of the Securities Act (British Columbia) or as such section may be amended or re-enacted from time to time.

(s)

“Market Value” with respect to a Share as at any date means the arithmetic average of the closing price of the Shares traded on the TSX for the five (5) trading days on which a board lot was traded immediately preceding such date (or, if the Shares are not then listed and posted for trading on the TSX, on such stock exchange on which the Shares are then listed and posted for trading as may be selected for such purpose by the Corporation). In the event that the Shares are not listed and posted for trading on any stock exchange, the Market Value shall be the Market Value of the Shares as determined by the Board in its discretion, acting reasonably and in good faith;

(t)

“Participant” means a Director of the Corporation, a bona fide full-time or part-time Employee or an Eligible Consultant who, in any such case, has been designated by the Corporation for participation in the Plan;

(u)	“Payout Date” means a date selected by the Corporation, in accordance with and as contemplated by Section 3.3 and Section 6.1;

(v)	“Plan” means this NovaGold Resources Inc. 2007 Performance Share Unit Plan;

(w)	“Reorganization” means any (i) capital reorganization, (ii) merger, (iii) amalgamation, or (iv) arrangement or other scheme of reorganization;

(x)	“Security Based Compensation Arrangement” has the meaning defined in the provisions of the TSX Company Manual relating to security based compensation arrangements;

(y)	“Shareholders” means the holders of Shares;

(z)

“Shares” mean Common Shares of the Corporation and includes any securities of the Corporation into which such Common Shares may be converted, reclassified, redesignated, subdivided, consolidated, exchanged or otherwise changed, pursuant to a Reorganization or otherwise;

(aa)

“Share Unit” means a unit credited by means of an entry on the books of the Corporation to a Participant pursuant to the Plan, representing the right to receive, subject to and in accordance with the Plan, for each Vested Share Unit one Share, at the time, in the manner, and subject to the terms, set forth in the Plan and the applicable Grant Agreement;

(bb)	“Stock Exchange Rules” means the applicable rules of any stock exchange upon which Shares are listed;

(cc)

“Termination Date” means the date on which a Participant ceases, for any reason including resignation, termination, death or disability, to be an active Director, an active Employee or an active Consultant, as the case may be, and, in the case of a Participant who is a Director and who ceases to be a Director as a result of any action taken by the Board of Directors or the Shareholders of the Corporation, such date shall be the date the Director ceases to be a Director; and in the case of a Participant who is an Employee, where the employment is terminated by the Employer, whether wrongful or for cause or otherwise, such date shall be the date notice of termination is provided and, in the case of a Participant who is an Eligible Consultant, the date the written contract between the Consultant and the Corporation or any Designated Subsidiary is terminated or expires and the Eligible Consultant no longer provides services thereunder;

(dd)	“TSX” means the Toronto Stock Exchange; and

(ee)

“Vested Share Units” shall mean Shares in respect of which all vesting terms and conditions set forth in the Plan and the applicable Grant Agreement have been either satisfied or waived in accordance with the Plan.

2.2

In this Plan, unless the context requires otherwise, words importing the singular number may be construed to extend to and include the plural number, and words importing the plural number may be construed to extend to and include the singular number.

3.	GRANT OF SHARE UNITS AND TERMS

3.1

The Corporation may grant Share Units to such Participant or Participants in such number and at such times as the Corporation may, in its sole discretion, determine, as a bonus or similar payment in respect of services rendered by the Participant for a Fiscal Year or otherwise as compensation, including as an incentive for future performance by the Participant.

3.2	In granting any Share Units pursuant to Section 3.1, the Corporation shall designate:

	(a)	the number of Share Units which are being granted to the Participant;

	(b)	any time or performance based or other conditions as to vesting of the Share Units to become Vested Share Units; and

	(c)	the Payout Date, which shall in no event be later than the Expiry Date and, unless otherwise determined on the Grant Date, shall be the third anniversary of the Grant Date; and

(d)	the Expiry Date;

which shall be set out in the Grant Agreement.

3.3

Subject to the terms of the Plan, the Corporation may determine any other terms or conditions with respect to the vesting of Share Units granted pursuant to Section 3.1, in whole or in part, to become Vested Share Units or the provision of Shares under the Plan, including without limitation, provisions which make the vesting of Share Units conditional upon (i) the achievement of corporate or personal objectives, including the attainment of milestones relating to financial, operational, strategic or other objectives of the Corporation, (ii) the market price of Shares from time to time and/or the return to Shareholders, and/or (iii) any other performance criteria relating to the Participant, the Corporation, a subsidiary, or business unit. Any such conditions shall be set out in the Grant Agreement.

The conditions may relate to all or any portion of the Share Units in a grant and may be graduated such that different percentages of the Share Units in a grant will become Vested Share Units depending on the extent of satisfaction of one or more such conditions. The Corporation may, in its discretion and having regard to the best interests of the Corporation, subsequent to the Grant Date of a Share Unit, waive any such terms or conditions or determine that they have been satisfied.

4.	GRANT AGREEMENT

4.1

Each grant of a Share Unit will be set forth in a Grant Agreement containing terms and conditions required under the Plan and such other terms and conditions not inconsistent herewith, and such other terms and conditions necessary to comply with section 409A of the U.S. Internal Revenue code of 1986, as amended, as the Corporation may, in its sole discretion, deem appropriate.

5.	SHARE UNIT GRANTS AND ACCOUNTS

5.1	An Account shall be maintained by the Corporation for each Participant. On the Grant Date, the Account will be credited with the Share Units granted to a Participant on that date.

6.	PAYOUTS

6.1

On each Payout Date and subject to Section 6.5, the Participant shall be entitled to receive, and the Corporation shall issue or provide, Shares equal in number to the Vested Share Units in the Participant’s Account to which the Payout Date relates.

6.2

The number of Shares to be issued or provided shall be equal to the whole number of Vested Share Units. Where the number of Share Units would result in the issue of a fractional Share Unit in the form of a fractional Share, the number of Share Units to be issued in the form of Shares shall be rounded down to the next whole number of Share Units. No fractional Shares shall be issued and such fractional Share entitlement shall be satisfied by a cash payment to the Participant in an amount equal to such fractional Share entitlement multiplied by the Market Value on the Payout Date.

6.3

Shares issued by the Corporation from treasury under this Plan shall be considered fully paid in consideration of past service that is no less in value than the fair equivalent of the money the Corporation would have received if the Shares had been issued for money.

6.4

Subject to and in accordance with any Applicable Law, the Corporation may, but is not obligated to, acquire issued and outstanding Shares in the market for the purposes of providing Shares to Participants under the Plan. The Shares acquired for this purpose shall not be included for the purpose of the determining the maximum number of Shares to be issued under the Plan in accordance with Section 10.1.

6.5

If so determined by the Corporation, in lieu of the issue or provision of Shares, the Corporation may satisfy the issuance or provision of Shares under the Plan, in whole or in part, by the payment of a cash amount to a Participant on the Payout Date. The amount of such payment shall be equal to the number of Shares in respect of which the Corporation makes such a determination, multiplied by the Market Value on the Payout Date, subject to any applicable withholding tax. Any Share Units paid out in cash shall be made re- available for issuance under the Plan.

7.	TERMINATION OF EMPLOYMENT AND FORFEITURES

7.1

Unless otherwise determined by the Corporation at any time, on a Participant’s Termination Date, any Share Units in a Participant’s Account which are not Vested Share Units shall terminate and be forfeited.

7.2

Notwithstanding Section 7.1, where a Participant ceases to be an Employee as a result of the termination of his or her employment without cause, then in respect of each grant of Share Units made to such Participant, at the Corporation’s discretion, all or a portion of such Participant’s Share Units may be made fully Vested Share Units or may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Corporation in its sole discretion.

7.3

In the event a Participant’s Termination Date is prior to the Payout Date with respect to any Vested Share Units in such Participant’s Account, the Payout Date with respect to such Vested Share Units shall, notwithstanding any provision in the Grant Agreement, be accelerated to the Participant’s Termination Date and the Corporation shall, as soon as practicable following such Termination Date, issue or provide Shares or make payment to such Participant with respect to such Vested Share Units in accordance with Section 6.

8.	FORFEITED UNITS

8.1

Notwithstanding any other provision of the Plan or a Grant Agreement, Share Units granted hereunder shall terminate on, if not redeemed or previously terminated and forfeited in accordance with the Plan, and be of no further force and effect after, the Expiry Date.

9.	ALTERATION OF NUMBER OF SHARES SUBJECT TO THE PLAN

9.1

In the event that the Shares shall be subdivided or consolidated into a different number of Shares or a distribution shall be declared upon the Shares payable in Shares, the number of Share Units then recorded in the Participant’s Account shall be adjusted by replacing such number by a number equal to the number of Shares which would be held by the Participant immediately after the distribution, subdivision or consolidation, should the Participant have held a number of Shares equal to the number of Share Units recorded in the Participant’s Account on the record date fixed for such distribution, subdivision or consolidation.

9.2

In the event there shall be any change, other than as specified in Section 9.1, in the number or kind of outstanding Shares or of any shares or other securities into which such Shares shall have been changed or for which they shall have been exchanged, pursuant to a Reorganization or otherwise, then there shall be substituted for each Share referred to in the Plan or for each share into which such Share shall have been so changed or exchanged, the kind of securities into which each outstanding Share shall be so changed or exchanged and an equitable adjustment shall be made, if required, in the number of Share Units then recorded in the Participant’s Account, such adjustment, if any, to be reasonably determined by the Committee and to be effective and binding for all purposes.

9.3

Notwithstanding the conditions as to vesting of Share Units contained in any individual Grant Agreement, all outstanding Share Units shall become Vested Share Units on any Change of Control and the Payout Date in connection with such Vested Share Units shall, notwithstanding any provisions in the Grant Agreement, be accelerated to the date of such Change of Control and the Corporation shall, as soon as practicable following such Change of Control, issue or provide Shares or make payments to such Participants with respect to such Vested Share Units in accordance with Section 6.

9.4

In the case of any such substitution, change or adjustment as provided for in this Section 9, the variation shall generally require that the aggregate Market Value of the Share Units then recorded in the Participant’s Account prior to such substitution, change or adjustment will be proportionately and appropriately varied so that it be equal to such aggregate Market Value after the variation.

10.	MAXIMUM NUMBER OF SHARES TO BE ISSUED

10.1	Subject to adjustment in accordance with Section 9, the maximum number of Shares which the Corporation may issue in connection with Share Units granted under the Plan shall be 2,000,000 Shares.

10.2

The maximum number of Shares issuable to Insiders pursuant to the Plan, together with any Shares issuable pursuant to any other Security Based Compensation Arrangement, at any time, shall not exceed 10% of the total number of outstanding Shares. The maximum number of Shares issued to Insiders pursuant to the Plan, together with any Shares issued pursuant to any other Security Based Compensation Arrangement, within any one year period, shall not exceed 10% of the total number of outstanding Shares.

11.	AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

11.1	The Corporation may, without notice, at any time and from time to time, amend the Plan or any provisions thereof in such manner as the Corporation, in its sole discretion, determines appropriate

	(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the Plan,

	(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the Plan,

	(c)	to change the vesting provisions of Share Units or the Plan; and

	(d)	to change the termination provisions of Share Units or the Plan which does not entail an extension beyond the original expiry date of the Share Units;

provided, however, that:

(e)

no such amendment of the Plan may be made without the consent of each affected Participant in the Plan if such amendment would adversely affect the rights of such affected Participant(s) under the Plan; and

	(f)	shareholder approval shall be obtained in accordance with the requirements of the Toronto Stock Exchange for any amendment that results in:

		(i)	an increase in the maximum number of Shares issuable pursuant to the Plan;

		(ii)	an extension of the Expiry Date for Share Units granted to Insiders under the Plan;

		(iii)	other types of compensation through Share issuance;

		(iv)	an expansion of the rights of a Participant to assign Share Units other than as set forth in Section 14.2; or

		(v)	the addition of additional categories of participants, other than as contemplated by Section 9, requires the approval of Shareholders by a majority of the votes cast at a meeting of Shareholders.

11.2

If the Corporation terminates the Plan, Share Units previously credited shall, at the discretion of the Corporation, either (a) be settled immediately in accordance with the terms of the Plan in effect at such time, or (b) remain outstanding and in effect and settled in due course in accordance with the applicable terms and conditions.

12.	ADMINISTRATION

12.1

Unless otherwise determined by the Board, the Plan shall be administered by the Committee subject to Applicable Laws. The Committee shall have full and complete authority to interpret the Plan, to prescribe such rules and regulations and to make such other determinations as it deems necessary or desirable for the administration of the Plan. All actions taken and decisions made by the Committee shall be final, conclusive and binding on all parties concerned, including, but not limited to, the Participants and their beneficiaries and legal representatives, each Designated Subsidiary and the Corporation. All expenses of administration of the Plan shall be borne by the Corporation.

12.2

The Corporation shall keep or cause to be kept such records and accounts as may be necessary or appropriate in connection with the administration of the Plan and the discharge of its duties. At such times as the Corporation shall determine, the Corporation shall furnish the Participant with a statement setting forth the details of his or her Share Units including the Grant Date and the Vested Share Units and unvested Share Units held by each Participant. Such statement shall be deemed to have been accepted by the Participant as correct unless written notice to the contrary is given to the Corporation within 30 days after such statement is given to the Participant.

12.3

The Corporation may, at its discretion, appoint one or more persons or companies to provide services in connection with the Plan including without limitation, administrative and record-keeping services.

13.	BENEFICIARIES AND CLAIMS FOR BENEFITS

13.1

Subject to the requirements of Applicable Law, a Participant may designate in writing a Beneficiary to receive any benefits that are payable under the Plan upon the death of such Participant. The Participant may, subject to Applicable Law, change such designation from time to time. Such designation or change shall be in such form and executed and filed in such manner as the Corporation may from time to time determine.

14.	GENERAL

14.1

The transfer of an employee from the Corporation to a Designated Subsidiary, from a Designated Subsidiary to the Corporation or from a Designated Subsidiary to another Designated Subsidiary, shall not be considered a termination of employment for the purposes of the Plan, nor shall it be considered a termination of employment if a Participant is placed on such other leave of absence which is considered by the Corporation as continuing intact the employment relationship.

14.2

The Plan shall enure to the benefit of and be binding upon the Corporation, its successors and assigns. The interest of any Participant under the Plan or in any Share Unit shall not be transferable or assignable other than by operation of law, except, if and on such terms as the Corporation may permit, to a spouse or minor children or grandchildren or a personal holding company or family trust controlled by a Participant, the shareholders or beneficiaries of which, as the case may be, are any combination of the Participant, the Participant’s spouse, the Participant’s minor children or the Participant’s minor grandchildren, and after his or her lifetime shall enure to the benefit of and be binding upon the Participant’s Beneficiary.

14.3

The Corporation’s grant of any Share Units or issuance of any Shares hereunder is subject to compliance with Applicable Law applicable thereto. As a condition of participating in the Plan, each Participant agrees to comply with all Applicable Law and agrees to furnish to the Corporation all information and undertakings as may be required to permit compliance with Applicable Law.

14.4

The Corporation or a Designated Subsidiary may withhold from any amount payable to a Participant, either under this Plan, or otherwise, such amount as may be necessary so as to ensure that the Corporation or the

Designated Subsidiary will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions, including on the amount, if any, includable in the income of a Participant. The Corporation shall also have the right in its discretion to satisfy any such withholding tax liability by retaining, acquiring or selling on behalf of a Participant any Shares which would otherwise be issued or provided to a Participant hereunder.

14.5	A Participant shall not have the right or be entitled to exercise any voting rights, receive any distribution or have or be entitled to any other rights as a Shareholder in respect of any Share Units.

14.6

Neither designation of an employee as a Participant nor the grant of any Share Units to any Participant entitles any Participant to the grant, or any additional grant, as the case may be, of any Share Units under the Plan. Neither the Plan nor any action taken thereunder shall interfere with the right of an Employer of a Participant to terminate a Participant’s employment at any time. Neither any period of notice, if any, nor any payment in lieu thereof, upon termination of employment, wrongful or otherwise, shall be considered as extending the period of employment for the purposes of the Plan.

14.7	Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect any employee’s employment with the Corporation or a Designated Subsidiary.

14.8

The Plan shall be an unfunded obligation of the Corporation. Neither the establishment of the Plan nor the grant of any Share Units or the setting aside of assets by the Corporation (if, in its sole discretion, it chooses to do so) shall be deemed to create a trust. The right of the Participant or Beneficiary to receive payment pursuant to the Plan shall be no greater than the right of other unsecured creditors of the Corporation.

14.9

This Plan is established under the laws of the Province of British Columbia and the rights of all parties and the construction of each and every provision of the Plan and any Share Units granted hereunder shall be construed according to the laws of the Province of British Columbia.

14.10	This Plan is hereby instituted this 18th day of April, 2007.

APPENDIX F
TEXT OF RESOLUTION TO APPROVE 2007
Performance Share Unit Plan

BE IT RESOLVED, as an ordinary resolution, that:

1.

that the 2007 Performance Share Unit Plan allowing for the issuance of a maximum of 2,000,000 Common Shares adopted by the Board of Directors of the Corporation on April 18, 2007 and attached to this Information Circular as Appendix E is approved; and

2.

any Director or Officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to do all such things and execute all such documents and instrument as may be necessary or desirable to give effect to this resolution.